Exhibit 2.1
SECURITIES PURCHASE AGREEMENT
     This Securities Purchase Agreement (this “Agreement”) is made and entered into as of September 13, 2010 by and among (i) STSF Holdings LLC, a Delaware limited liability company (the “Seller”), (ii) STSF Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Seller (“Holdings”), (iii) S.T. Specialty Foods, Inc., a Minnesota corporation and a wholly owned subsidiary of Holdings (“Opco” and, together with Holdings, the “Company”), and (iv) TreeHouse Foods, Inc., a Delaware corporation (the “Buyer”).
Introduction
     The Buyer wishes to purchase all of the outstanding securities of Holdings on the terms and conditions set forth in this Agreement. An index of defined terms is set forth in Section 9.14.
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE I
PURCHASE AND SALE; CLOSING
     1.1. Purchase and Sale. On and subject to the terms and conditions of this Agreement, at the Closing, the Seller shall sell, convey, transfer, assign and deliver to the Buyer, and the Buyer shall purchase and acquire from the Seller, free and clear of all Liens other than restrictions under applicable federal and state securities laws, all of the outstanding capital stock of Holdings (the “Purchased Securities”). The acquisition of the Purchased Securities and the other transactions contemplated herein are sometimes collectively referred to herein as the “Transactions”.
     1.2. Closing. Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the Transactions (the “Closing”) will take place at the offices of Choate, Hall & Stewart, LLP (a) not later than three business days after the conditions set forth in ARTICLE VI are satisfied (other than those conditions which by their nature are normally satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing) or waived; provided, that, notwithstanding the satisfaction or waiver of such conditions, the Buyer shall not be required to effect the Closing prior to the 45th calendar day after the date of this Agreement, or (b) such other date that is agreed to in writing by the Company and the Buyer (the “Closing Date”).
     1.3. Certain Definitions; Pre-Closing Deliveries.
          (a) Definitions. As used herein, the following terms shall have the following meanings:
          “Affiliate” of a specified Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
          “Base Cash Purchase Price” means $180,000,000.
          “Cash Purchase Price” means the Base Cash Purchase Price, (i) plus an amount equal to the Closing Cash, (ii) plus the amount, if any, by which Closing Working Capital is more than the Closing Working Capital Upper Target, or minus the amount, if any, by which Closing Working Capital is less than the Closing Working Capital Lower Target.
          “Closing Cash” means, as of immediately prior to the Closing, the consolidated cash, cash-equivalents, marketable securities and deposits of the Company. The Closing Cash shall be determined in accordance with GAAP using the same methods, practices and principles used by the Company to prepare the Audited Financial Statements.
          “Closing Indebtedness” means, on a consolidated basis, as of immediately prior to the Closing and without duplication of amounts: (i) all outstanding payment obligations of the Company for borrowed money (including the principal amount thereof or, if applicable, the accreted amount thereof, the accrued and unpaid interest thereon and, if applicable, any prepayment penalties or similar fees thereof), whether or not evidenced by bonds, debentures, notes or other similar instruments; (ii) all outstanding payment obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purposes of limiting or managing interest rate risks; (iii) all outstanding payment obligations of the Company with respect to guaranties, endorsements, assumptions and other contingent obligations in respect of, or to purchase or to otherwise acquire, indebtedness for borrowed money of others; (iv) all outstanding payment obligations of the Company, determined in accordance with GAAP, consistently applied, under capital leases; (v) all outstanding payment obligations of the Company for deferred purchase price for property (excluding accounts payable and other current liabilities incurred in the ordinary course of business); and (vi) all outstanding payment obligations of the Company in respect of letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company. In no event will the Closing Indebtedness include any (A) liability included within the definition of Closing Working Capital and (B) indebtedness arranged by Buyer or any of its Affiliates.
          “Closing Working Capital” shall have the meaning specified on Schedule 1.3.
          “Closing Working Capital Lower Target” means $7,500,000.
          “Closing Working Capital Upper Target” means $8,500,000.
          “Company Material Adverse Effect” means any change, effect, event, development, condition, circumstance, occurrence or state of facts that, individually or together with any other changes, effects, events, developments, conditions, circumstances, occurrences or states of facts, has had or would have a material adverse effect or change on the assets, properties, condition (financial or otherwise), operating results, business or operations of the Company, taken as a whole; provided, that in no event shall any of the following be taken into account in the determination of whether a Company Material Adverse Effect has occurred: (i) any change in any Legal Requirement or GAAP which does not disproportionately affect in any material respect the Company as compared to other similarly situated participants in the industries in which the Company operates; (ii) any change resulting from conditions affecting any of the industries in which the Company operates which does not disproportionately affect in any material respect the Company as compared to other similarly situated participants in the industries in which the Company operates; (iii) any change in general business, financial, political, capital market or economic conditions (including any change resulting from any hostilities, war or military or terrorist attack) which does not disproportionately affect in any material respect the Company as compared to other similarly situated participants in the industries in which the Company operates; (iv) changes or fluctuations in commodity prices, including wheat, which do not disproportionately affect in any material respect the Company as compared to other similarly situated participants in the industries in which the Company operates; (v) any change resulting from (A) compliance by the Seller or the Company with the terms of this Agreement or (B) any action taken or omitted to be taken by the Seller or the Company at the written direction or with the written consent of the Buyer; (vi) any event, condition or other matter disclosed on a Schedule to this Agreement as of the date hereof, but excluding any change in such event, condition or other matter that arises after the date hereof; or (vii) the failure of the Company to achieve any internal financial projections or budget (provided, that the underlying cause of any failure of the type described in this clause (vii) may be taken into consideration in making such determination).
          “Consent” means any consent, order, approval, authorization or other action of, or any filing with or notice to, any Governmental Authority or any other Person which is required for any of the execution, delivery or performance of this Agreement or any other agreement, instrument or document contemplated hereby, or the consummation of the Transactions, whether such requirement arises pursuant to any Legal Requirements, contract or agreement, including any of the foregoing which is required in order to prevent a breach of or a default under or a termination or material modification of any contract or agreement, which right of breach, default, termination or material modification results from the consummation of the Transactions.
          “Consideration” means the Cash Purchase Price and, if earned, the Earnout Payment.
          “Earnout Agreement” means the Earnout Agreement, in substantially the form of Exhibit A hereto, among the Buyer, the Seller and the Company.
          “Escrow Agent” means Deutsche Bank Trust Company Americas, a subsidiary of Deutsche Bank AG.
          “Escrow Agreement” means the Escrow Agreement, in substantially the form of Exhibit B hereto, among the Buyer, the Seller and the Escrow Agent.

          “Escrow Fund” means the $12,000,000 deposited with the Escrow Agent on the Closing Date, together with all interest, dividends and other income earned with respect thereto, less amounts disbursed therefrom in accordance with this Agreement and the Escrow Agreement.
          “Estimated Cash Purchase Price” means the Cash Purchase Price, determined using the estimates of Closing Cash, Closing Indebtedness and Closing Working Capital set forth in the Estimated Cash Purchase Price Certificate.
          “GAAP” means United States generally accepted accounting principles as of the date hereof.
          “Governmental Authority” means any: (i) foreign, federal, state, provincial, municipal or local government, court, tribunal, administrative agency or department, (ii) any other governmental, government appointed or regulatory authority or (iii) quasi-governmental authority exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.
          “Knowledge” (and any derivation thereof, whether or not capitalized) means, in the case of the Company or the Seller, the knowledge of Dale Schulz, Raymond Turcotte, Steve Favro, Kevin Kollock, Ryko Cenin and Barry Calhoon.
          “Lien” means any lien, security interest, charge, pledge, restriction, adverse claim, defect in title, easement, covenant, right of way or other encumbrance of any kind that secures the payment or performance of an obligation or otherwise adversely affects or burdens the right, title or interest of a Person in any property.
          “Person” means any natural person, corporation, limited liability company, partnership, trust or other entity.
          “Sale Bonuses” means the sale bonuses payable to employees of Opco in connection with the Closing of the Transactions and all related employment Taxes payable by the Company, all of which shall be accrued by Opco as of the Closing Date and paid on the Closing Date pursuant to Section 1.4.
          “Seller’s Expenses” means all unpaid fees and expenses of attorneys, accountants, investment bankers and other advisors of the Seller and the Company relating to the Transactions, including the unpaid fees and expenses of Choate, Hall & Stewart LLP, all of which shall be accrued by Opco as of the Closing Date and paid on the Closing Date pursuant to Section 1.4. In no event, however, will any fees and expenses incurred by or for the account of the Buyer or any of its Affiliates, or any fees or expenses incurred by the Company after the Closing, be considered Seller’s Expenses.
          (b) Pre-Closing Deliveries. At least two business days prior to the Closing, the Seller will prepare in good faith and deliver to the Buyer (i) a certificate (the “Estimated Cash Purchase Price Certificate”) executed by the Seller setting forth (A) an estimate of each of the Closing Cash, Closing Indebtedness and Closing Working Capital, and (B) a calculation of the Estimated Cash Purchase Price based thereon, (ii) a payoff letter from each holder of Closing

Indebtedness indicating the amount required to discharge such indebtedness at the Closing and including an undertaking by each such holder to discharge any Liens securing any portion of such indebtedness, (iii) final bills and wire transfer instructions from each payee of any portion of the Seller’s Expenses, and (iv) a schedule that provides a breakdown by recipient and amount of all Sale Bonuses.
     1.4. Payments At Closing. At the Closing, the Buyer shall make or cause to be made the following payments (in an amount, in the aggregate, equal to the Estimated Cash Purchase Price shown on the Estimated Cash Purchase Price Certificate) by wire transfer of immediately available funds:
          (a) first, to each holder of Closing Indebtedness of the type described in clauses (i) through (iii) of the definition thereof, the amount specified in the payoff letters delivered by the Company to the Buyer pursuant to Section 1.3(b);
          (b) second, to the payees of the Seller’s Expenses in accordance with the final bills and wire transfer instructions delivered by the Company to the Buyer pursuant to Section 1.3(b);
          (c) third, to the Escrow Agent, to be held in escrow in accordance with the terms of the Escrow Agreement, the Escrow Fund;
          (d) fourth, to Opco, an amount equal to the total amount of the Sale Bonuses, which shall be accrued by Opco as of the Closing Date and paid by Opco on the Closing Date; and
          (e) fifth, the balance to the Seller.
     1.5. Final Determination of Cash Purchase Price.
          (a) Initial Determination. Within 60 days after the Closing Date, the Buyer will prepare in good faith and deliver to the Seller a certificate (the “Cash Purchase Price Certificate”) executed by the Buyer setting forth (i) an itemized listing of the Closing Cash, Closing Indebtedness and Closing Working Capital, and (ii) the Buyer’s calculation of the final Cash Purchase Price.
          (b) Seller’s Right to Dispute. If the Seller delivers written notice (the “Disputed Items Notice”) to the Buyer within 30 days after receipt by the Seller of the Cash Purchase Price Certificate (i) stating that the Seller objects to any items in the Cash Purchase Price Certificate and (ii) providing reasonably detailed descriptions of the basis for each objection (the “Disputed Items”), the Buyer and the Seller will attempt to resolve and finally determine and agree upon the Disputed Items as promptly as practicable. If the Seller does not deliver the Disputed Items Notice to the Buyer within 30 days after receipt by the Seller of the Cash Purchase Price Certificate, the Cash Purchase Price specified in the Cash Purchase Price Certificate will be presumed to be true and correct in all respects and will be final and binding on the parties. In addition, any component of the Cash Purchase Price Certificate that is not addressed in the Disputed Items Notice shall be final and binding on the Seller and the Buyer.
          (c) Arbitration of Disputes. If the Buyer and the Seller are unable to agree upon the Disputed Items within 30 days after delivery of the Disputed Items Notice, the Buyer and the Seller will select PricewaterhouseCoopers LLP or, if such firm is unwilling to serve, an independent, nationally-recognized accounting firm reasonably acceptable to each of them (in either case, the “Independent Accounting Firm”) to resolve the Disputed Items. The Independent Accounting Firm shall (i) address only the Disputed Items set forth in the Disputed Items Notice and may not assign a value greater than the greatest value claimed for such item by either party or smaller than the smallest value claimed for such item by either party, and (ii) re-calculate the Cash Purchase Price, as modified only by the Independent Accounting Firm’s resolution of the Disputed Items. The Buyer and the Seller will each have the same opportunity to present its position and submit materials regarding the Disputed Items to the Independent Accounting Firm. The Independent Accounting Firm will make a written determination of each Disputed Item within 30 days after being selected and such determination will be final and binding on the parties. The fees, costs and expenses of the Independent Accounting Firm will be borne by the party whose positions generally did not prevail in such determination, or if the Independent Accounting Firm determines that neither party could be fairly found to be the prevailing party, then such fees, costs and expenses will be borne 50% by the Seller and 50% by the Buyer.
          (d) Payment. At such time as the Disputed Items are finally resolved and the Cash Purchase Price is finally determined, either (i) the Buyer shall pay or cause to be paid to the Seller an aggregate amount equal to the excess, if any, of the final Cash Purchase Price over the Estimated Cash Purchase Price, or (ii) the Seller shall cause to be paid to the Buyer an aggregate amount equal to the excess, if any, of the Estimated Cash Purchase Price over the final Cash Purchase Price.
          (e) Access to Information. The Seller and its accountants, lawyers and representatives will be given full access at all reasonable times to (and shall be allowed to make copies of) the books and records of the Buyer and the Company and to any personnel of the Buyer and the Company reasonably requested by such Persons, in each case in connection with the determination of the Cash Purchase Price or any dispute relating thereto. The rights of the Seller under this Agreement shall not be prejudiced by the failure of the Buyer or the Company to comply with this Section.
          (f) Buyer’s Failure to Deliver Cash Purchase Price Certificate. If, for any reason, the Buyer fails to deliver the Cash Purchase Price Certificate within the time period required by Section 1.5(a), the Seller may give written notice of such failure to the Buyer (the “Section 1.5 Notice”). If the Buyer fails to deliver the Cash Purchase Price Certificate to the Seller within seven (7) days after receipt of the Section 1.5 Notice, the Estimated Cash Purchase Price Certificate shall be considered for all purposes of this Agreement as being the “Cash Purchase Price Certificate” delivered by the Buyer pursuant to Section 1.5(a) and the Cash Purchase Price specified therein will be presumed to be true and correct in all respects and will be final and binding on the parties (subject to the Seller’s right to dispute the Cash Purchase Price Certificate as set forth in Section 1.5(b)).
     1.6. Earnout Payment. If earned in accordance with the Earnout Agreement, the Buyer shall make the additional payment to the Seller described in the Earnout Agreement (the “Earnout Payment”).

     1.7. Withholding. The Buyer and the Company will deduct and withhold from any amount payable pursuant to this Agreement (including payments of Consideration and Sale Bonuses and releases of any portions of the Escrow Fund) such amounts as the Buyer or the Company (or any Affiliate thereof) is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other Legal Requirement. To the extent that amounts are so withheld by the Buyer or the Company, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.
ARTICLE II
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY
     The Seller and the Company represent and warrant to the Buyer that each of the statements contained in this ARTICLE II is true and correct. Except for the representations and warranties expressly set forth in this ARTICLE II and ARTICLE III, the Seller and the Company make no other representation or warranty (either express or implied).
     2.1. Organization, Power and Standing. Holdings is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Opco is a corporation validly existing and in good standing under the laws of the State of Minnesota. The Company has full corporate power to own, lease and operate its assets and properties and to carry on its business as it is now conducted. The copies of the certificate of incorporation of the Company and the by-laws of the Company (each as amended and in effect to date, the “Company Charter Documents”) that have been delivered to the Buyer by the Company are true, correct and complete.
     2.2. Subsidiaries. Except for Opco, which is a wholly owned subsidiary of Holdings, the Company has no subsidiaries. Except as set forth on Schedule 2.2, the Company does not, directly or indirectly, own or have the right to acquire any equity interest in any corporation, limited liability company, partnership, joint venture, trust or other business organization.
     2.3. Foreign Qualifications. Schedule 2.3 sets forth a complete and accurate list of all jurisdictions in which the Company is qualified to do business as a foreign entity. The Company is in good standing in each of such jurisdictions set forth on Schedule 2.3. There are no other jurisdictions in which the Company must qualify to do business as a foreign entity, except for any jurisdiction(s) in which the failure to so qualify would not have a Company Material Adverse Effect.
     2.4. Due Authorization. The Company has the full power and authority and has taken all required corporate action on its part necessary to permit it to execute and deliver and to carry out the terms of this Agreement and the other agreements, instruments and documents of the Company contemplated hereby. No other proceeding or action on the part of the Company is necessary to approve and authorize the Company’s execution and delivery or the carrying out the terms of this Agreement and the other agreements, instruments and documents of the Company contemplated hereby.

     2.5. No-Conflict; Required Consents and Approvals. Except as set forth in Schedule 2.5 and except for applicable filings under the HSR Act, the Company’s execution, delivery and performance of this Agreement and the other agreements, instruments and documents of the Company contemplated hereby do not and will not (a) violate, conflict with or constitute a default (with or without due notice or lapse of time or both) under the Company Charter Documents, (b) result in the creation or imposition of any Lien, other than Permitted Liens, upon any properties or assets of the Company, or (c) in any material respect (i) require a Consent or violate or result in any violation or breach of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Material Contract, (ii) violate any Authorization or (iii) violate any Legal Requirement. Except as set forth on Schedule 2.5 and except for applicable filings under the HSR Act, no Consent with or from any Governmental Authority or any party to a Material Contract is required on the part of the Company for or in connection with the execution and delivery of this Agreement or the consummation of the Transactions.
     2.6. Validity and Enforceability. This Agreement is, and each of the other agreements, instruments and documents of the Company contemplated hereby will be when executed and delivered by the Company, the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and by laws related to the availability of specific performance, injunctive relief or other equitable remedies.
     2.7. Capitalization. Schedule 2.7 sets forth a complete and accurate list of all outstanding shares of capital stock of the Company, which are all free and clear of all Liens, other than restrictions under applicable federal and state securities laws, and the registered holders of such capital stock as of the date of this Agreement. All such outstanding securities referred to in the prior sentence are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive or other similar rights. Except as set forth on Schedule 2.7, (i) there are no shares of capital stock or other voting securities of the Company authorized, issued or outstanding, and (ii) there are no outstanding options, warrants, calls, preemptive rights, subscription or other rights, convertible or exchangeable securities, agreements, arrangements, understandings or commitments of any character or other rights relating to the issued or unissued capital stock of the Company or that would obligate the Company to issue equity interests of any class or series. Except as set forth on Schedule 2.7, there are no agreements relating to the acquisition, disposition, repurchase, redemption, voting or registration of any shares of capital stock of the Company. There are no outstanding stock appreciation, phantom stock or profit participation rights with respect to the Company. Upon the consummation of the Transactions, the Buyer shall have good and valid title to all of the outstanding capital stock of Holdings, free and clear of any and all Liens, other than restrictions under applicable federal and state securities laws.
     2.8. Financial Statements.
          (a) The Company has delivered to the Buyer the following (collectively, the “Financial Statements”): (i) audited consolidated balance sheets of the Company as at December 31, 2008 and December 31, 2009, and audited consolidated income statements and statements of cash flows for the fiscal years then ended (including the notes thereto), accompanied by the reports thereon of McGladrey & Pullen LLP (collectively, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company as of July 31, 2010, and the unaudited consolidated income statements and statements of cash flows for the seven-month period then ended (collectively, the “Interim Financial Statements”). The Financial Statements and the notes thereto, if any, (A) were prepared from the books and records of the Company and in accordance with GAAP (except as otherwise stated therein or in the case of Interim Financial Statements for the omission of footnotes and subject to year-end adjustments) and (B) fairly present in all material respects the consolidated financial position of the Company as of such dates and the consolidated results of operations of the Company for the periods then ended in accordance with GAAP, consistently applied (except in the case of Interim Financial Statements for the omission of footnotes and subject to year-end adjustments). The Interim Financial Statements were prepared on a basis and using principles consistent with the preparation of the Audited Financial Statements for the fiscal year ended December 31, 2009.
          (b) Except as set forth in Schedule 2.8(b), the Company does not have any liability or obligation of any kind, whether absolute, accrued, asserted or unasserted, contingent or otherwise, required by GAAP to be set forth in a financial statement or in the notes thereto, except for liabilities, obligations or contingencies that (i) have been incurred since the date of the Interim Financial Statements in the ordinary course of business consistent with past practice, (ii) have been incurred in connection with the Transactions, none of which constitute a breach of any other representation or warranty contained in this Agreement, (iii) that are accrued or reserved against in the Interim Financial Statements, (iv) would not be required to be presented in unaudited interim financial statements prepared in conformity with GAAP, or (v) are immaterial. Notwithstanding the foregoing, the representations and warranties contained in this Section 2.8(b) shall not apply to (and shall exclude) any liability arising out of or related to facts, events, transactions, or actions or inactions, the category of which is the subject of another representation or warranty set forth in this ARTICLE II, whether or not the existence of such liability would constitute a breach or inaccuracy of such representation or warranty. For the avoidance of doubt and by way of example, as to the foregoing sentence, pending and threatened litigation is addressed in the representations and warranties in Section 2.19 and, therefore, all pending and threatened litigation (regardless of whether such litigation is covered by the representations and warranties in Section 2.19) is considered a “category” for the purposes of the foregoing sentence.
          (c) The Company has satisfied in full all obligations, contingent or otherwise, with respect to any purchase price, earn-out or working capital adjustments under the Stock Purchase Agreement, dated November 26, 2008, by and between Opco and the other parties identified therein (the “2008 Purchase Agreement”).
     2.9. No Material Adverse Change. Since December 31, 2009, except as set forth on Schedule 2.9 and except for the Transactions, (a) the Company has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) no Lien has been placed upon any of the Company’s assets, other than Permitted Liens, (c) the Company has not declared, set aside or paid any non-cash dividend or distribution or redeemed, repurchased or otherwise acquired any of its capital stock or equity securities, (d) the Company has not acquired, conveyed or disposed of any material assets, except in the ordinary course of business, (e) there has been no damage, destruction or casualty loss (other than those covered by insurance) with respect to any of the assets or properties of the Company, (f) the Company has not made any change in the compensation paid or payable to any officer or senior management employee other than any change in the ordinary course of business, (g) the Company has not cancelled or waived any debt or claims with a potential value in excess of $250,000, (h) to the Company’s Knowledge, there has been no event or circumstance relating to the Company that has caused or would cause a Company Material Adverse Effect, (i) the Company has not made any material deviation from any historical accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice, except as required by changes in GAAP or Legal Requirements; (j) the Company has not made any material loans, advances or capital contributions to, or investments in, any Person other than in the ordinary course of business or paid any fees or expenses to any director, officer, partner, shareholder or Affiliate of the Company except for compensation in the ordinary course of business and the advancement of expenses in the ordinary course of business, and (k) the Company has not authorized any of, or committed, resolved or agreed to take any of, the foregoing actions.
     2.10. Material Contracts. Schedule 2.10 hereto sets forth, as of this Agreement, a list of all of the following contracts and agreements for the Company:
          (a) contracts or leases with respect to which the Company or the other party thereto has a stated obligation of more than $250,000 within the 12 month period from and after the date of this Agreement, other than normal and routine open purchase orders entered into in the ordinary course of business for (i) the purchase of raw materials or supplies used in the manufacture of products of the Company or (ii) services provided to the Company;
          (b) contracts relating to the borrowing of money, or the guaranty of any obligation for the borrowing of money, including any indenture, mortgage, promissory note, loan agreement or other agreement or commitment for the borrowing of money, for a line of credit or for any capital leases or imposing a Lien, other than Permitted Liens, on any assets of the Company;
          (c) contracts which place any material limitation on the operation of the Company’s business, such as agreements with non-solicitation, non-compete, exclusivity or “most favored nation” provisions;
          (d) employment, bonus, severance, retention and deferred compensation agreements;
          (e) material contracts or agreements with any consultant, advisor or agent of the Company;
          (f) contracts with any labor union or association relating to employees of the Company, or collective bargaining agreements, including amendments and side letter agreements thereto;
          (g) contracts with any (i) current officer, director, or Affiliate of the Company or (ii) former officer, director, or Affiliate of the Company pursuant to which the Company has any continuing obligation;

          (h) distribution and reseller agreements;
          (i) research and development agreements;
          (j) contracts with Governmental Authorities;
          (k) franchise, partnership and joint venture agreements (including any agreement providing for the sharing of profits, losses, costs or liability by the Company with any other Person);
          (l) contracts with respect to mergers or acquisitions of any operating business or the capital stock of any other Person by the Company;
          (m) material licensing agreements or other material contracts or agreements with respect to Intellectual Property, including material contracts or agreements with current employees, consultants or contractors regarding the appropriation or the non-disclosure of any Intellectual Property, except for licenses which relate to off-the-shelf, commercially available computer software and non-disclosure agreements executed in the ordinary course of business by employees of or consultants to the Company;
          (n) contracts under which the Company has made material advances or material loans to any other Person, except advancements of reimbursable ordinary and necessary business expenses made to directors, officers and employees of the Company in the ordinary course of business;
          (o) agreements requiring indemnification by the Company (other than indemnification provisions contained in agreements entered into in the ordinary course of business);
          (p) contracts requiring the Company to purchase all or substantially all of its requirements of a particular product from a supplier, except any contract or agreement entered into in the ordinary course of business;
          (q) settlements, conciliations or similar agreements, the performance of which will involve payment after the execution date of this Agreement for consideration in excess of $250,000 or governmental monitoring, consent decree or reporting responsibilities outside the ordinary course of business;
          (r) contracts, agreements or arrangements for capital expenditures or the acquisition or construction of fixed assets in excess of $250,000; and
          (s) to the extent not otherwise listed on Schedule 2.10 in response to another of the foregoing subsections, contracts with the customers and vendors listed on Schedule 2.15.
All of the foregoing contracts and the Leases are sometimes collectively referred to herein as the “Material Contracts”. The Company has made available to the Buyer true, correct and complete copies of all written Material Contracts, together with all amendments, modifications or supplements thereto. The Company has made available to the Seller a written summary of each oral Material Contract. Each Material Contract is (i) a valid and binding obligation of the Company and, to the Knowledge of the Company, a valid and binding obligation of each other party thereto, and (ii) is in full force and effect. The Company and, to the Knowledge of the Company, each other party thereto has performed its material obligations required thereunder as of the date hereof. The Company is not in default under any material provision of any Material Contract. To the Knowledge of the Company, no third party is in default under any material provision of any Material Contract. Except as set forth on Schedule 2.5, the Transactions will not afford any other party to a Material Contract the right to terminate such Material Contract. As to each Material Contract, there has not occurred any event or events that, with the lapse of time or the giving of notice or both, would constitute a default by the Company thereunder, except as set forth on Schedule 2.5 and except for defaults that would not have a Company Material Adverse Effect. To the Knowledge of the Company, no party to any Material Contract has exercised or threatened to exercise any termination rights with respect thereto.
     2.11. Real Property.
          (a) The Company does not own any real property (together with any buildings, structures, fixtures, improvements and betterments thereon and appurtenances thereto and all easements and rights-of-way used in connection therewith) (the “Owned Real Property”), except as set forth on Schedule 2.11(a). With respect to the Owned Real Property, except as set forth on Schedule 2.11(a): (i) the Company is not a party to any leases, subleases, licenses, concessions, contracts or other agreements, whether written or oral, granting to any party or parties the right of use or occupancy of any portion of the Owned Real Property, and there are no other parties other than the Company occupying the Owned Real Property, (ii) the Company has good and fee simple title to such Owned Real Property free and clear of all Liens, other than Permitted Liens, (iii) none of the buildings or other improvements located on the Owned Real Property is in need of maintenance or repairs, normal wear and tear and maintenance excepted, (iv) there is no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceeding with respect to any Owned Real Property, (v) Seller has delivered to or otherwise made available to the Buyer true, correct and complete copies of all deeds, title reports, exception documents and surveys for the Owned Real Property in the Company’s possession, (vi) the Company has sufficient title to such easements, rights of way and other rights appurtenant to the Owned Real Property as are necessary to permit ingress and egress to and from the Owned Real Property to a public way, (vii) the material improvements on the Owned Real Property have access to such sewer, water, gas, electric, telephone and other utilities as are necessary to allow the Company’s business to be operated in the ordinary course as currently operated, and (viii) to the Company’s Knowledge, the current use of the Owned Real Property by the Company does not violate in any material respect any restrictive covenants or easements of record, other unrecorded agreement, or other Lien affecting any of the Owned Real Property.
          (b) Schedule 2.11(b) sets forth a true and complete list, by street address or other location information, of all real property leased by the Company (the “Leased Real Property”, and, together with the Owned Real Property, the “Real Property”), together with the lessor or landlord of such Leased Real Property and an identification of all leases, lease guaranties, subleases, licenses, or agreements, whether written or oral, for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (collectively, the “Leases”). The Seller has delivered or otherwise made available to the Buyer true, correct and complete copies of all

Leases pertaining to Leased Real Property in the Company’s possession. Neither the Company, nor to the Company’s Knowledge, any other party, is in material default under any Lease, and no event has occurred which with notice or the passage of time or both would constitute a material breach or material default thereunder. To the Knowledge of the Company, no condemnation proceeding is pending or threatened which would preclude or impair the use of any Leased Real Property for the uses for which it is intended.
     2.12. Personal Property. The Company has good title to or a valid leasehold, license or other similar interest in its tangible personal property, free and clear of all Liens, except for Permitted Liens. To the Knowledge of the Company, the material tangible personal property of the Company is suitable for the purposes for which it is being used and is in operating condition, normal wear and tear and maintenance excepted, and is sufficient for the continued conduct of the Company’s businesses in substantially the same manner as currently conducted. Each item of tangible personal property owned by the Company immediately prior to the Closing Date will be owned by the Company immediately subsequent to the Closing Date. As used herein, “Permitted Liens” means (a) such imperfections of title, easements, encumbrances, liens or restrictions which do not materially impair the current value, marketability, or use of the Company’s assets, (b) statutory materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other like Liens arising in the ordinary course of business for sums not yet due or payable, or deposits to obtain the release of such Liens, (c) Liens for Taxes not yet due and payable, or being contested in good faith by appropriate proceedings and for which a reserve, determined in accordance with GAAP, has been established on the Company’s financial statements, (d) purchase money Liens incurred in the ordinary course of business, (e) the Liens listed on Schedule 2.12, (f) any Liens created as a result of any act taken by or through the Buyer or any of its Affiliates, or (g) as of the date hereof, Liens securing any Closing Indebtedness.
     2.13. Intellectual Property.
          (a) As used herein “Intellectual Property” means all intellectual property rights of every kind including all (i) all patents and applications therefor and all counterparts related thereto or claiming priority therefrom, including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) trademarks and service marks (registered or unregistered), including trade dress, service marks, certification marks, logos, trade names, brand names, corporate names, and all registrations and applications for registration thereof, and the goodwill associated with the foregoing; (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof; (iv) trade secrets; (v) other proprietary rights in Technology of every kind and nature; (vi) all web site addresses, domain names, and uniform resource identifiers and all registrations and applications for registration thereof; and (vii) all instantiations of the foregoing in any form and embodied in any media. As used herein, “Company Intellectual Property” means Intellectual Property owned or used by the Company. As used herein, “Technology” means all confidential and proprietary information, trade secrets, know-how, techniques, inventions (whether or not patented or patentable), algorithms, routines, software, files, documents, databases, data collections, formulas, compositions, manufacturing and production processes, techniques, business information, test and qualification processes, schematics, lists of ingredients, recipes, works of authorship, processes and all instantiations of the foregoing in any form and embodied in any media.

          (b) Schedule 2.13(a) hereto contains a list of all material Company Intellectual Property included in clauses (i), (ii), (iii), and (vi) of the definition of Intellectual Property that the Company owns and has registered with a Governmental Authority, or with respect to which the Company has filed an application for such a registration, except for any Company Intellectual Property which has been abandoned by the Company. The Company: (i) has made all necessary filings and paid all necessary registration, maintenance and renewal fees for the purpose of maintaining the Company Intellectual Property; and (ii) is either the exclusive owner of all Company Intellectual Property or has a right to use such Company Intellectual Property pursuant to a valid and enforceable written agreement.
          (c) The Company has taken commercially reasonable steps to maintain its rights in such Company Intellectual Property, including maintaining its Trademarks in full force free from any claim of abandonment (except with respect to Trademarks intentionally abandoned by the Company in the ordinary course of business), and otherwise policing its Trademarks.
          (d) Schedule 2.13(d) contains a list of (i) all material licenses granted by the Company to any third party with respect to any owned Company Intellectual Property, and (ii) all material licenses granted by any third party to the Company with respect to any licensed Company Intellectual Property, excluding “off-the-shelf” or “shrink wrap” products and technology licensed to the Company and excluding products and technology licensed by the Company to others in the ordinary course of business (collectively, the “IP Licenses”). The Company has made available to the Buyer true and correct copies of all IP Licenses. The Company and, to the Knowledge of the Company, each other party thereto, has performed all obligations required under the IP Licenses, except for those obligations the non-performance of which would not have a Company Material Adverse Effect. The Company is not in default under any material provision of any IP License. To the Knowledge of the Company, no third party is in default under any material provision of any IP License. Except as set forth on Schedule 2.5, the Transactions will not afford any other party the right to terminate any IP License.
          (e) To the Company’s Knowledge, except as set forth on Schedule 2.13(e), (i) the Company is not violating, infringing or misappropriating any Intellectual Property of any other Person, and (ii) no third party is violating, infringing or misappropriating any Company Intellectual Property owned by the Company. Except as set forth on Schedule 2.13(e), since December 17, 2008 (the “Reference Date”), the Company has not received any written notice from any Person claiming any violation, infringement or misappropriation by the Company of another Person’s Intellectual Property rights (including any demands or “unsolicited offers” to license Intellectual Property from another Person). Except as set forth on Schedule 2.13(e), no claims are pending or, to the Company’s Knowledge, threatened, against the Company by any Person regarding the use or ownership of any Intellectual Property, or challenging or questioning the validity or enforceability of any Intellectual Property.
          (f) To the Knowledge of the Company, the Company has taken reasonable steps to prevent the unauthorized disclosure or use of all material trade secrets and confidential information included in the Company Intellectual Property.
     2.14. Product Warranty and Recalls. Since the Reference Date, there have been no claims against the Company alleging any material defects in the Company’s products, or alleging any failure of the products or services of the Company to meet in any material respect applicable specifications, warranties or contractual commitments. The Company’s finished goods which have been produced but not sold by the Company prior to the date hereof, or which have been sold to customers during the 12 calendar months prior to the date hereof, are free from material defects and conform in all material respects to applicable specifications, warranties and contractual commitments. Since the Reference Date, except as set forth on Schedule 2.14, no products produced or sold by the Company have been subject to a recall, withdrawal or similar action and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to result in such actions.
     2.15. Customers and Vendors. Schedule 2.15 hereto sets forth a true, correct and complete list of (a) the top 10 largest customers of the Company (on a consolidated basis) measured by dollar value of gross sales to such customer for the 12 months ended May 31, 2010, and (b) the top five vendors based on the aggregate dollar amount of purchases of vendor product by the Company (on a consolidated basis) during such period. Since December 31, 2009, there has not been, and no such customer or vendor has informed the Company that it intends to terminate, cancel or make a materially adverse modification or change to its business relationship with the Company.
     2.16. Compliance with Legal Requirements. The Company complies with, is in compliance with, and, since the Reference Date, has operated its business and maintained its assets in compliance with, all Legal Requirements, including the Food, Drug and Cosmetic Act, applicable U.S. Food and Drug Administration regulations, and any other Legal Requirements relating specifically to the use, manufacture, packaging, licensing, labeling, distribution, or sale of any food products (collectively, “Applicable Food Laws”) (except as to Taxes, as to which Section 2.18 only applies, to employment and compensation matters, as to which Section 2.20 only applies, to Benefit Plans, as to which Section 2.21 only applies, and to Environmental Laws, as to which Section 2.22 only applies), in each case, in all material respects. Except as set forth on Schedule 2.16, since the Reference Date, the Company has not received notice from any Governmental Authority alleging any material violation of any Legal Requirement nor has the Company been charged with a material violation of any Legal Requirement. Except as set forth on Schedule 2.16, to the Knowledge of the Company, no investigation or review by any Governmental Authority with respect to the Company is pending or threatened. As used herein, “Legal Requirements” means, with respect to any Person, all foreign, federal, state, provincial and local statutes, laws, ordinances, judgments, decrees and orders (judicial or administrative), directives, injunctions, writs, rules and regulations of any Governmental Authority or any similar provisions having the force or effect of law applicable to such Person.
     2.17. Licenses and Permits. Schedule 2.17 hereto sets forth a list of all licenses, permits, orders, franchises, approvals and authorizations of Governmental Authorities, including any license required by Applicable Food Laws, held by the Company that are material to the Company in the conduct of its business as it is currently conducted (except for licenses, permits and authorizations relating to Taxes, as to which Section 2.18 only applies, and/or Environmental Laws, as to which Section 2.22 only applies) (collectively, the “Authorizations”). The Authorizations have been issued in the name of the Company and are valid and in full force and effect. There are no other Authorizations required to operate the business of the Company in substantially the same manner as the Company is currently operating. The Company complies with, is in compliance with, and, since the Reference Date, has complied in all material respects with the Authorizations. To the Knowledge of the Company, no Governmental Authority has threatened the suspension or cancellation of any Authorization and, to the Knowledge of the Company, there is no reason why any Authorization would not be renewed in the ordinary course of business.
     2.18. Taxes. The representations and warranties set forth in this Section 2.18 are subject in all respects to the qualifications and disclosures set forth on Schedule 2.18.
          (a) Holdings has made available to the Buyer true and correct copies of the Tax Returns of Holdings and Opco for all open taxable years. Holdings and Opco have each timely filed all Tax Returns required to be filed thereby in accordance with all Legal Requirements. All such Tax Returns are true, correct and complete in all material respects. Holdings and Opco have each timely paid all Taxes due and payable, including all Taxes shown on those Tax Returns as being due and payable, other than those not yet delinquent or being contested in good faith through appropriate proceedings and for which a reserve, determined in accordance with GAAP, has been established on the Company’s financial statements.
          (b) Since the date of the Interim Financial Statements, the Company has not (i) incurred any Taxes outside the ordinary course of business, (ii) changed a method of accounting for Income Tax purposes, (iii) entered into any agreement with any Governmental Authority (including a “closing agreement” under Code Section 7121) with respect to Taxes, (iv) surrendered any right to a Tax refund, (v) changed an accounting period with respect to Taxes, or (vi) made, changed, or revoked any election with respect to Taxes.
          (c) Neither Holdings nor Opco has any currently effective waiver or extension that would have the effect of extending any applicable statute of limitations in respect of any of its Tax liabilities or Tax Returns. No power of attorney granted by Holdings or Opco with respect to any Taxes is currently in force. There are no material unpaid assessments against Holdings or Opco for any Taxes for any fiscal period or any pending or, to the Knowledge of the Company, threatened tax examinations or audits by any Governmental Authority. Neither Holdings nor Opco has any private letter ruling, technical advice, application for a change of any method of accounting, or other similar requests presently pending with any Governmental Authority.
          (d) No Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional Taxes against Holdings or Opco. All Taxes that the Company is required by law to withhold or to collect for payment have been duly and timely withheld and collected in all material respects and, to the extent required, paid to the proper Governmental Authority. There are no Liens for Taxes pending or, to the Knowledge of the Company, threatened against Holdings or Opco, other than Permitted Liens. There are no outstanding Tax sharing agreements between Holdings or Opco and any other Person. Neither Holdings nor Opco is liable for the Taxes of any other Person, other than withholding Taxes arising in the ordinary course of business.
          (e) Since the Reference Date, neither Holdings nor Opco has been a member of any affiliated group that files a consolidated, combined or unitary Tax Return for federal, state, local or non-U.S. Tax purposes, other than the group in which Holdings is currently the common parent. Neither Holdings nor Opco is a party to any Tax allocation, sharing or similar arrangement for the sharing of Tax benefits or liabilities. Neither Holdings nor Opco is liable for Taxes of any other Person (other than Holdings or Opco) as a successor, transferee, pursuant to a contract, jointly or severely (including pursuant to Treasury Regulation Section 1.1502-6 or similar provision of state, local, or foreign Legal Requirements).
          (f) Holdings is not and has not been at any time since the Reference Date a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code.
          (g) The terms of each of the Company’s “deferred compensation plans,” within the meaning of Code Section 409A (and associated Treasury Department guidance), complies with Code Section 409A (and associated Treasury Department guidance), each such “deferred compensation plan” has been operated in compliance with Code Section 409A (and associated Treasury Department guidance).
          (h) There is no contract, agreement, plan or arrangement to which the Seller, Holdings or Opco is a party covering any Person that, individually or collectively, as a consequence of the Transactions or otherwise, could give rise to the payment of any amount, including any Sales Bonuses, that would not be deductible by the Company by reason of Section 280G of the Code or subject to an excise Tax under Code Section 4999. The Company does not have any obligation to pay, gross up, or otherwise indemnify any employee or contractor for any Taxes, including Taxes imposed under Code Section 4999 or 409A.
          (i) The Company is not required to include an item of income, or exclude an item of deduction, for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision for foreign, state, or local Tax purposes); (ii) a transaction occurring on or before the Closing reported as an open transaction for federal Income Tax purposes (or any similar doctrine for foreign, state or local Tax purposes); (iii) prepaid amounts received on or prior to the Closing Date other than those set forth in the Financial Statements; (iv) a change in method of accounting requested or occurring on or prior to the Closing Date; (v) an agreement entered into with any Governmental Authority on or prior to the Closing Date; (vi) any “deferred intercompany transaction” governed by Treasury Regulation Section 1.1502-13; (vii) any “excess loss amount” within the meaning of Treasury Regulation Section 1.1502-19; or (viii) an election (including a protective election) under Code Section 108(i). The Company does not have any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460.
          (j) Since the Reference Date, no written claim has been made by any Governmental Authority in any jurisdiction in which the Company does not file Tax Returns that any such Person is or may be subject to Taxation by that jurisdiction and that has not been resolved.
          (k) The Company is not a party to any joint venture, partnership or other arrangement that could be treated as a partnership for United States federal Income Tax purposes. The Company does not own any stock in any entity taxed as a “controlled foreign corporation” for United States federal Income Tax purposes.

          (l) The Company does not have (and has not had since the Reference Date) a permanent establishment in any foreign country and does not engage (and has not engaged since the Reference Date) in a trade or business in any foreign country.
          (m) Since the Reference Date, the Company has not been a party to a transaction (i) reported or intended to qualify as a reorganization under Code Section 368 or (ii) reported or intended to qualify as a distribution governed by Code Sections 355 or 356.
          (n) The Company has not engaged in any transaction that could affect the Income Tax liability for any taxable year not closed by the applicable statute of limitations which is (i) a “reportable transaction” (ii) a “listed transaction” or (iii) a transaction a “significant purpose of which is the avoidance or evasion of United States federal income tax” within the meanings of Code Sections 6662, 6662A, 6011, 6012, 6111, or 6707A or Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the Internal Revenue Service (irrespective of the effective dates).
          (o) Neither the Earnout Payment nor the Escrow Fund will be paid to employees of the Company (or past employees of the Company) in consideration for services such that the Buyer or the Company will need to withhold (or pay employment Taxes) with respect to those payments.
          (p) Except for any Tax refund that may be payable as provided in the 2008 Purchase Agreement, the Company does not owe any amount to any third party (including any former shareholder) that is computed based on a Tax benefit realized by the Company.
          (q) As used herein: (i) “Tax” or “Taxes” means any and all federal, state, provincial, local, foreign and other taxes, duties and similar governmental charges in the nature of charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (A) taxes imposed on, or measured by, income, profits or gross receipts; and (B) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, unclaimed property, franchise, capital stock, capital, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, severance, production, excise, stamp, occupation, premium, windfall profits, environmental (including Code Section 59A), alternative or add-on, registration, transfer and gains taxes, and customs duties; (ii) “Income Tax” or “Income Taxes” means any Tax that is based on, or computed with respect to, net income or earnings, gross income or earnings, capital or, net worth (and any franchise Tax or other Tax in connection with doing business imposed in lieu thereof) and any related Tax in the form of penalties or interest; and (iii) “Tax Returns” means all reports, estimates, declarations, claims for refund, information statements and returns relating to Taxes and any schedules or attachments thereto or amendments of any of the foregoing submitted to (or required under Legal Requirements to be submitted to) a Governmental Authority.
     2.19. Litigation. Except as disclosed on Schedule 2.19, (a) there is no claim, action, arbitration, litigation, suit, inquiry, charge, hearing, grievance or proceeding pending or, to the Knowledge of the Company, threatened against or involving the Company or the Real Property or any of its assets or properties, whether at law or in equity, whether civil or criminal in nature or by or before any Governmental Authority, nor, to the Knowledge of the Company, are there any investigations relating to the Company or any of its assets or properties pending or threatened by or before any Governmental Authority and (b) the Company is not subject to any outstanding injunction, judgment, order, decree or ruling. The Company has no current plans to initiate any action, arbitration, litigation or proceeding against another Person.
     2.20. Employees and Compensation.
          (a) Schedule 2.20 sets forth (i) a true and correct list of the name and current annual salary of each officer or employee of the Company whose annual base salary exceeds $90,000 and (ii) the total cash compensation paid to each such officer or employee for the most recent fiscal year.
          (b) Since the Reference Date, the Company has complied in all material respects with all Legal Requirements relating to the employment of personnel and labor, including provisions thereof relating to wages and hours, equal opportunity, collective bargaining, plant closing and mass layoff, health and safety, immigration and the payment of social security and other Taxes.
          (c) The Company has not agreed to recognize any labor union. No labor union or other collective bargaining representative has been certified as the exclusive bargaining representative of any employees of the Company. The Company is not a party to or bound by any collective bargaining agreement. Since the Reference Date, the Company has not experienced any strike, slowdown, lockout, unfair labor practice complaint or other employee or labor dispute. To the Company’s Knowledge, there has been no organization effort made or threatened by or on behalf of any labor union with respect to any employees of the Company.
          (d) Except as set forth on Schedule 2.20(d), the employment of all employees of the Company is terminable at will by the Company without penalty or severance obligation incurred by the Company. The Company has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees and consultants, and is not liable for any arrears of wages, overtime pay or any taxes or any penalty for failure to comply with any of the foregoing. The Company has not misclassified or improperly classified any employees as exempt from applicable federal, state or local laws, rules or regulations pertaining to wages, hours of work, or payment of overtime. Since the Reference Date, all of the Company’s employees (including leased employees and any other individuals hired by the Company “for employment”, within the meaning of 8 U.S.C. 1324a) were authorized and eligible to work in the United States. To the Knowledge of the Company, since the Reference Date, no consultant or independent contractor performing work on behalf of the Company was unauthorized or ineligible to work in the United States.
          (e) Except as set forth on Schedule 2.20(e), no claim, charge or complaint is pending or, to the Knowledge of the Company, threatened between the Company and any current or former employees, contract hires or consultants which the Company expects will result in a legal proceeding.

          (f) Since the Reference Date, except as set forth on Schedule 2.20(f), the Company has not effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company. Since the Reference Date, the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any applicable Legal Requirement with respect to plant closings or mass layoffs.
          (g) To the Knowledge of the Company, no employees of the Company are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of such employee to be employed by the Company because of the nature of the business conducted by the Company or to the use of trade secrets or proprietary information of others.
     2.21. Benefit Plans.
          (a) Schedule 2.21 hereto sets forth (i) all employee benefit plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) maintained by the Company or with respect to which the Company has any liability (including, but not limited to, liabilities arising from affiliation under Section 414(b), (c), (m) or (o) of the Code, or Section 4001 of ERISA), and (ii) all other material employee benefit plans or arrangements maintained by the Company or the Seller for the general benefit of the Company’s current or former employees or their dependents, spouses or beneficiaries or with respect to which the Company has any material liability (collectively, with respect to clauses (i) and (ii) above, the “Benefit Plans”). Except as set forth on Schedule 2.21 hereto, neither the Company nor any of its Affiliates sponsors, maintains, participates in or has any obligation to contribute to (or any other liability, contingent or otherwise, including current or potential withdrawal liability, with respect to) any “multiemployer plan” (as that term is defined in Section 3(37) of ERISA) or any employee plan which is a “defined benefit plan” (as that term is defined in Section 3(35) of ERISA), whether or not terminated.
          (b) With respect to each Benefit Plan, the Company has made available to the Buyer true and complete copies of: (i) any and all material plan texts and agreements; (ii) any and all outstanding summary plan descriptions and material modifications thereto; (iii) the most recent annual report, if applicable; (iv) the most recent annual and periodic accounting of plan assets, if applicable; and (v) with respect to each Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, the most recent determination or opinion letter.
          (c) Except as set forth on Schedule 2.21, with respect to each Benefit Plan (and their related trusts and insurance contracts, if any): (i) such plan has been administered in accordance with its terms and all Legal Requirements (including ERISA and the Code) in all material respects; (ii) no breach of fiduciary duty has occurred with respect to which the Company or any Benefit Plan would be liable in any material respect; (iii) no material action, suit, proceeding, investigation or audit with respect to the Benefit Plans (other than routine claims for benefits) is pending or, to the Company’s Knowledge, threatened, including by any Governmental Authority; (iv) no “prohibited transaction” (within the meaning of either Section 4975(c) of the

Code or Section 406 of ERISA) has occurred with respect to which the Company or any Benefit Plan would be liable in any material respect; (v) no Benefit Plan is subject to Title IV of ERISA; and (vi) each Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such plan’s qualified status and, to the Company’s Knowledge, no circumstances exist that would reasonably be expected to result in the revocation of such letter.
          (d) Except as set forth on Schedule 2.21, the consummation of the Transactions will not, either alone or in conjunction with any employee’s termination of employment or other service with the Company, (i) accelerate the time of payment or vesting under any Benefit Plan, (ii) increase the amount of compensation or benefits due to any individual under any Benefit Plan or (iii) entitle any current or former employee, director, officer, consultant or independent contractor (or any dependents, spouses or beneficiaries thereof) of the Company to severance pay or any other similar payment. Except as set forth on Schedule 2.21, with respect to each Benefit Plan, all contributions, premiums or payments which are due on or before the date hereof have been paid to such plan, except where such failure would not result in material liability. Except as set forth on Schedule 2.21, there is no unfunded pension liability in connection with any defined benefit plan, and no reportable event, as defined in ERISA, has occurred in connection with any Benefit Plan. Neither the Company nor any of its Affiliates has incurred any liability (including any contingent liability) to the Pension Benefit Guaranty Corporation (other than for premiums not yet payable), the Internal Revenue Service, any multiemployer plan or otherwise with respect to any employee pension benefit plan or, with respect to any employee pension benefit plan currently maintained or maintained within the last six years by members of any controlled group of companies (as defined in Section 414 of the Code) that includes the Company or any of its Affiliates that has not been satisfied in full. Since the Reference Date, except as set forth on Schedule 2.21 or as required by the terms of this Agreement (or Legal Requirements), the Company has made no commitment, whether formal or informal, to create any additional employee benefit plan, to modify or terminate any Benefit Plan, or to maintain any Benefit Plan for any period of time.
     2.22. Environmental Laws. Each of the representations and warranties set forth in this Section 2.22 is made since the Reference Date only and subject in all respects to the further qualifications and disclosures set forth on Schedule 2.22.
          (a) The operations of the Company have complied in all material respects with and are in compliance in all material respects with all applicable Environmental Laws.
          (b) The use, handling, manufacture, treatment, processing, storage, generation, release, discharge, and disposal of Hazardous Substances by the Company have complied in all material respects with and comply in all material respects with all applicable Environmental Laws and, to the Company’s Knowledge, there is no outstanding material liability to which the Company is subject under applicable Environmental Laws.
          (c) The Company has obtained and maintained in full force and effect all material permits, licenses and authorizations required under applicable Environmental Laws (“Environmental Permits”) and the operations of the Company have complied in all material respects with and are in compliance in all material respects with the terms and conditions of all Environmental Permits. Schedule 2.22 includes a list of all current Environmental Permits.
          (d) There are no pending or, to the Company’s Knowledge, threatened material Environmental Claims against the Company.
          (e) The Company has not caused a material Release, or a material threat of a Release, of any Hazardous Substances onto, at, or near the Owned Real Property or other locations(s), and, to the Company’s Knowledge, neither the Owned Real Property nor any property at or near the Owned Real Property has been subject to a material Release of any Hazardous Substances.
          (f) The Company has made available to Buyer copies of environmental reports pertaining to the Owned Real Property to the extent such environmental reports are in the possession or control of the Company.
          (g) The Company has not received, and to its Knowledge the Company has not issued, any written notice of potential or actual liability to which the Company is subject under any Environmental Laws with respect to the Release of any Hazardous Substances into the Environment.
     As used herein: (i) “Environment” shall mean soil, surface waters, groundwaters, land, surface or subsurface strata and ambient air; (ii) “Environmental Claim” shall mean any claim, action, proceeding, investigation, litigation, order, summons, complaint or citation by or with any Governmental Authority or third party relating to Environmental Laws or Hazardous Substances; (iii) “Environmental Laws” shall mean all foreign, federal, provincial, state and local laws, statutes, regulations, rules or ordinances relating to pollution, Hazardous Substances, or the release of materials into the Environment; (iv) “Hazardous Substances” shall mean any substance or material which is a “hazardous substance”, “hazardous waste”, “hazardous material”, “toxic substance”, “toxic waste”, “toxic substance”, “pollutant”, “contaminant”, “radioactive material”, or words of similar import under any Environmental Law; and (v) “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal or leaching into or the Environment.
     2.23. Insurance. The Company owns or holds or is currently a named insured or otherwise the beneficiary under the insurance policies listed on Schedule 2.23. Schedule 2.23 also identifies the following for each such policy: the underwriter; the name of the policy holder; policy number; expiration date; and deductible amount. Schedule 2.23 also sets forth a claims history in respect of such policies since the Reference Date. All of the insurance policies listed on Schedule 2.23 are outstanding and in full force and effect and, to the Company’s Knowledge, will remain in full force and effect after the consummation of the Transactions with respect to occurrences prior to the Closing. All premiums due to date under such policies have been paid. The Company has not, since the Reference Date, (a) been in material breach or default (including with respect to the payment of premiums or the giving of notices) with respect to its obligations under any such insurance policies, (b) repudiated any provision of any such insurance policies or (c) been denied insurance coverage. Except as set forth in Schedule 2.23 the Company does not have any self-insurance, deductible retention or co-insurance programs.

     2.24. Affiliate Transactions. Except for employment relationships and the payment of compensation and benefits in the ordinary course of business and except as otherwise disclosed on Schedule 2.24, the Company is not a party to any agreement, contract, arrangement or business relationship with any shareholder, officer, director or Affiliate of the Company.
     2.25. Brokers. Except for Houlihan Lokey Howard & Zukin Capital, Inc., the Company has not dealt with any broker, finder or similar agent with respect to the Transactions, and neither the Seller nor the Company is under any obligation to pay any broker’s fee, finder’s fee or commission in connection with the consummation of the Transactions.
     2.26. Corporate Records. The minutes of the Company previously made available to the Buyer contain true and correct records of the meetings and corporate actions of the shareholders and board of directors (including committees thereof) of the Company set forth therein.
ARTICLE III
REPRESENTATIONS AND WARRANTIES CONCERNING THE SELLER
     The Seller represents and warrants that each of the statements contained in this ARTICLE III is true and correct. Except for the representations and warranties expressly set forth in this ARTICLE III, the Seller makes no other representation or warranty (either express or implied).
     3.1. Title. The Seller owns the shares of capital stock reflected as being owned by the Seller on Schedule 2.7, free and clear of any and all Liens other than restrictions on transfers under applicable securities laws.
     3.2. Authority. The Seller has full power and authority and has taken all required limited liability action on its part necessary to permit it to execute and deliver and to carry out the terms of this Agreement and the other agreements, instruments and documents of the Seller contemplated hereby. No other proceeding or action on the part of the Seller is necessary to approve and authorize the Seller’s execution and delivery or the carrying out the terms of this Agreement and the other agreements, instruments and documents of the Seller contemplated hereby.
     3.3. No Conflict. Except as set forth in Schedule 3.3, the Seller’s execution, delivery and performance of this Agreement and the other agreements, instruments and documents of the Seller contemplated hereby do not and will not in any material respect (a) violate, conflict with or constitute a default under the Seller’s certificate of formation or limited liability company agreement, (b) require a Consent or result in any violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any material contract binding upon Seller, (c) violate any Legal Requirement or (d) result in the creation or imposition of any material Lien, other than Permitted Liens, upon any properties or assets of the Company. Except as set forth on Schedule 3.3, no Consent with or from any Governmental Authority is required on the part of the Seller for or in connection with the execution and delivery of this Agreement or the consummation of the Transactions.
     3.4. Validity and Enforceability. This Agreement is, and each of the other agreements, instruments and documents of the Seller contemplated hereby will be when executed and delivered by the Seller, the valid and binding obligations of the Seller enforceable against the Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and by laws related to the availability of specific performance, injunctive relief or other equitable remedies.
     3.5. Taxes. The Seller is not a foreign person within the meaning of Code Section 1445.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES CONCERNING THE BUYER
     The Buyer represents and warrants to the Company and the Seller that each of the statements contained in this ARTICLE IV is true and correct. Except for the representations and warranties expressly set forth in this ARTICLE IV, the Buyer makes no other representation or warranty (either express or implied).
     4.1. Organization, Power and Standing. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, with all requisite power and authority to own its properties and to carry on its business as such business is now conducted.
     4.2. Power and Authority; No-Conflict. The Buyer has full power and authority and has taken all action necessary to permit it to execute and deliver and to carry out the terms of this Agreement and all other agreements, instruments and documents of the Buyer required hereby and none of such actions will result in any violation of, be in conflict with or constitute a default under any charter, by-law, organizational document, Legal Requirement, contract, agreement or instrument to which the Buyer is a party or by which the Buyer on any of its assets is bound.
     4.3. Consents and Approvals. Except as set forth on Schedule 4.3 and except for applicable filings under the HSR Act, no consent, order, approval, authorization, declaration or filing from or with any Governmental Authority or third party is required on the part of the Buyer for the execution, delivery and performance of this Agreement or any other agreement, instrument or document contemplated hereby by the Buyer or for the consummation of the Transactions.
     4.4. Validity and Enforceability. This Agreement constitutes, and each other agreement, instrument and document of the Buyer contemplated hereby will be when executed and delivered by Buyer, the valid and legally binding obligation of the Buyer, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and by laws related to the availability of specific performance, injunctive relief or other equitable remedies.
     4.5. Brokers. Except for William Blair & Company, L.L.C., the Buyer has not dealt with any broker, finder or similar agent with respect to the Transactions, and Buyer is not under any obligation to pay any broker’s fee, finder’s fee, commission or similar amount in connection with the consummation of the Transactions.

     4.6. Financial Ability. At the Closing, the Buyer will have the financial capability to consummate the Transactions. The Buyer understands that the Buyer’s obligations hereunder are not in any way contingent or otherwise subject to (a) the consummation of any financing arrangements or obtaining any financing or (b) the availability of any financing to Buyer or any of its Affiliates.
     4.7. No Other Agreements. Except for the agreements expressly contemplated hereby, none of the Buyer or any of its Affiliates has any other agreements, arrangements or understandings with any director, officer, employee, consultant, stockholder or Affiliate of the Company in respect of the Transactions.
     4.8. Independent Investigation; No Other Representations or Warranties of the Seller or the Company. The Buyer agrees that none of the Company, the Seller or any of their respective Affiliates have made and shall not be deemed to have made, nor has the Buyer or any of its Affiliates relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Company, its business or the Transactions, other than those representations, warranties, covenants and agreements explicitly set forth in this Agreement. Without limiting the generality of the foregoing, the Buyer agrees that no representation or warranty, express or implied, is made with respect to any financial projections or budgets. The Buyer further covenants, acknowledges and agrees that it (a) has made its own investigation into, and based thereon has formed an independent judgment concerning, the Company and its business, (b) has been given adequate access to such information about the Company and its business as the Buyer has reasonably requested, and (c) will not assert any claim against the Seller or any of its respective partners, directors, officers, employees, advisors, agents, stockholders, consultants, investment bankers, brokers, representatives or controlling persons, or any Affiliate of any of the foregoing, or seek to hold any such Persons liable, for any inaccuracies, misstatements or omissions with respect to any information made available to the Buyer or any of its Affiliates; provided, however, that this Section 4.8 shall not preclude the Buyer Indemnified Parties from asserting claims or obtaining equitable relief in accordance with ARTICLE VII.
ARTICLE V
COVENANTS
     5.1. Access to Information; Confidentiality.
          (a) From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the Company shall permit the Buyer and its representatives (including accountants, consultants, counsel and representatives of financing sources) access, upon reasonable notice and during normal business hours, to (i) the properties, books and records of the Company and (ii) employees, advisors, consultants and other personnel of the Company. Any such access shall at all times be managed by and conducted through those representatives of the Company identified by the Company, and shall be subject to such additional limitations as the Company may reasonably require to prevent disclosure of the Transactions, the disruption of the business of the Company, the disclosure of any confidential or legally privileged information, and/or the disclosure or use of any Personal Information other than in compliance with applicable privacy laws. Without limiting the generality of the foregoing, neither the Buyer nor its representatives shall disclose to any third party any information that is Personal Information unless the individual(s) to whom that Personal Information pertains has consented to that disclosure. “Personal Information” means any information in the possession or control of the Company about an identifiable individual other than the name, title or business address or telephone number of an employee.
          (b) The Confidentiality Agreement between the Company and the Buyer dated December 21, 2009 (the “Confidentiality Agreement”) shall remain in full force and effect and the Buyer and its Affiliates and representatives shall continue to comply with the provisions of the Confidentiality Agreement. All information made available to the Buyer and its Affiliates and representatives shall be subject to the Confidentiality Agreement. If this Agreement is terminated for any reason, the duration of the confidentiality, non-solicitation and no-hire provisions of the confidentiality agreement shall be deemed extended, without any further action by the parties, for a period of time equal to the period of time elapsed between the date such confidentiality agreement was initially signed and the date of termination of this Agreement.
     5.2. Conduct of Business. From the date of this Agreement until the Closing or the earlier termination of this Agreement, except as set forth on Schedule 5.2, as otherwise permitted or required by this Agreement or required by any Legal Requirement, or as consented to in writing by the Buyer (which consent will not be unreasonably withheld, delayed or conditioned), each of the Company and the Seller covenants and agrees that the Company shall comply with the following covenants:
          (a) Required Actions. The Company shall: (i) maintain its legal existence; (ii) maintain its material properties and assets (including material Company Intellectual Property) in the ordinary course of business; (iii) conduct its business only in the ordinary course; and (iv) comply with Section 3.6 of the Earnout Agreement to the same extent as if such provision were set forth at length herein, mutatis mutandis.
          (b) Prohibited Actions. The Company (and, with respect to clauses (xii) and (xiv) below, the Seller) shall not:
          (i) effect any change to the Company Charter Documents that is adverse to the Buyer;
          (ii) acquire, lease, license, transfer or dispose of, or permit to become invalid, unenforceable, lapsed or abandoned any material properties or assets (including material Company Intellectual Property) including any rights or licenses therein, except in the ordinary course of business;
          (iii) incur any indebtedness for borrowed money, other than in the ordinary course of business;
          (iv) subject any of its properties or assets to any Lien, other than Permitted Liens;
          (v) (A) in the case of Opco only, declare, set aside or pay any non-cash dividend or distribution or, except as required by the terms of existing shares of capital stock, or (B) issue, repurchase, redeem or otherwise acquire any shares or any options, warrants, convertible or exchangeable securities or other rights to acquire capital stock of the Company;
          (vi) modify or amend in any material respect or cancel or terminate any Material Contract, or waive, release or assign any material rights or material claims thereunder, other than in the ordinary course of business;
          (vii) make any change in its accounting practices, other than any change required by GAAP or any Legal Requirement;
          (viii) the Company will not change, make or rescind any election with respect to Taxes; change its Tax year or other Tax reporting principles or policies; change any method of accounting for Tax purposes; settle, resolve, or otherwise dispose of any claim or proceeding relating to Taxes; or incur any Taxes pursuant to any transaction that is outside the ordinary course of business;
          (ix) acquire any business, whether by merger, amalgamation or consolidation, purchase of assets or equity interests or any other manner;
          (x) make any capital expenditures other than capital expenditures in the ordinary course of business or contemplated by Opco’s existing budget;
          (xi) make any increase in the cash compensation of any employee, other than (A) salary raises and other changes in compensation in the ordinary course of business and (B) the Sale Bonuses;
          (xii) make any material change to any of the Benefit Plans sponsored or contributed to by the Company or the Seller, other than any changes in the ordinary course of business or required by any Legal Requirement;
          (xiii) terminate the employment of any key employee identified as such in Schedule 2.20 or, except in the ordinary course of business, any other employee;
          (xiv) except as otherwise specifically contemplated by this Agreement, pursuant to the terms of the Benefit Plans or otherwise in the ordinary course of business, (A) pay any pension, retirement allowance or other employee benefit to any officer, director, employee of the Company or (B) pay, offer to pay or agree to pay or make any arrangement for payment to any officers, directors or employees of the Company of any amount relating to unused vacation days;
          (xv) fail to act in the ordinary course of business to (A) preserve substantially intact the Company’s present business organization, and (B) preserve its present relationships with employees, agents, independent contractors, creditors, business partners, customers, suppliers and others having business dealings with it, in each case in all material respects;

          (xvi) fail to use commercially reasonable efforts to maintain the material tangible assets and properties of the Company in their current physical condition, except for ordinary wear and tear and maintenance;
          (xvii) fail to maintain insurance in such amounts and of such kinds comparable to that available under the insurance policies listed on Schedule 2.23;
          (xviii) fail to maintain the books and records of the Company in the ordinary course of business;
          (xix) other than in the ordinary course of business, (A) introduce any material change in the types, nature, composition or quality of its products or services, (B) make any material change in product specifications or prices or terms of distributions of such products, or (C) permit the Company to enter into, modify or renew any contract which by reason of its size, nature or otherwise would be a Material Contract if in effect as of the date hereof;
          (xx) effectuate a “plant closing” or mass layoff (as defined in the WARN Act); or
          (xxi) authorize any of, or commit or agree to take any of, the foregoing actions.
     5.3. Exclusivity. From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the Seller, the Company and their respective Affiliates will not, directly or indirectly, (a) solicit any competing offers for the acquisition of the Company, or the sale of all or any substantial portion of the assets or business of the Company, whether by merger, amalgamation, sale of assets or securities, or any other form of transaction, (b) negotiate with respect to any unsolicited offer or indication of interest with respect to any such transaction, or (c) provide confidential information to any potential buyer in connection with any such transaction. From the date of this Agreement until the Closing Date or earlier termination of this Agreement, the Seller will not sell or otherwise transfer, or grant any option to purchase, any of the Seller’s Purchased Securities to a third party.
     5.4. Third Party Consents, Title Insurance, Surveys and Governmental Approvals. From the date of this Agreement until the Closing Date or the earlier termination of this Agreement:
          (a) The Company shall use commercially reasonable efforts to obtain all Consents, in form and substance reasonably satisfactory to the Buyer, listed on Schedule 2.5 and marked with an asterisk.
          (b) The Company shall use commercially reasonable efforts to help the Buyer obtain, at the Buyer’s sole cost and expense:
          (i) an ALTA insurance policy or policies insuring the good and marketable fee simple title of the Company in such Owned Real Property with such affirmative coverages and endorsements as Buyer shall require, including the following endorsements to the extent available in the applicable jurisdiction: (i) ALTA 3.1 zoning

(plus parking and loading docks), (ii) owner’s comprehensive, (iii) land “same as” survey, (iv) subdivision compliance, (v) tax parcel identification, (vi) contiguity, (vii) location, (viii) waiver of arbitration, (ix) utilities availability, (x) access, and (xi) non-imputation;
          (ii) all affidavits and other documents required by Chicago Title Insurance Company (the “Title Company”), including non-imputation affidavit and indemnity agreements, in connection with the issuance of commitments of the Title Company to issue owner’s title insurance policies on the most current form of ALTA fee owner’s title insurance policy, with extended coverage, together with any real property transfer tax declarations required as a result of the transactions contemplated by this Agreement; and
          (iii) an up-to-date ALTA Land Title Survey (a “Survey”), for each parcel of Owned Real Property, prepared by a surveyor licensed in the jurisdiction where such Owned Real Property is located, completed in accordance with the most current “Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys,” including items 1-4, 6, 7(a), 7(b)(1), 7(b)(2), 8-10, 11(a), 13, 14 and 16-18 of “Table A” thereof, and certified to the Company, Buyer, the Title Company, Buyer’s lender, if any, Winston & Strawn LLP and any other parties designated by Buyer.
          (c) Within five business days following the date of execution of this Agreement, the parties shall make or cause to be made any and all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and will request early termination of the waiting period required under the HSR Act. The parties agree to cooperate and promptly respond to any inquiries or investigations initiated by the Federal Trade Commission or the Department of Justice in connection with any such filings. The Buyer will be responsible for the payment of any filing fee required under the HSR Act.
          (d) The Buyer and the Seller will not, and will not permit any of its Affiliates to, take any action or consummate any transaction if the intent or reasonably anticipated consequence of such action or transaction would be to prohibit, delay or impair the parties from obtaining any approval or consent required by this Agreement. Notwithstanding anything to the contrary contained in this Agreement, neither the Buyer, the Company, nor any of their respective Affiliates shall be required (i) to hold separate (including by trust or otherwise) or divest any of their respective businesses or assets, (ii) to agree to any material limitation on the operation or conduct of their respective businesses or (iii) to waive any of the conditions set forth in ARTICLE VI. Notwithstanding anything to the contrary contained herein, no party shall have any liability for a failure to obtain any Consent from a Governmental Authority that satisfies the foregoing requirements as long as such party complies with its obligations set forth in this Section 5.4.
     5.5. Reasonable Efforts; Further Assurances. Subject to Section 5.4 (which shall govern the subject matter thereof), from the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the parties agree to act in good faith and use all commercially reasonable efforts to satisfy the conditions specified in this Agreement necessary to consummate the Closing and the Transactions.
     5.6. Updates to Schedules. From and after the date of this Agreement until the earlier to occur of the Closing and the date on which this Agreement is terminated in accordance with its terms, the Company or the Seller, as applicable, shall disclose to the Buyer in writing (in the form of updates to the applicable Schedules delivered on the date hereof (each such update, a “Disclosure Supplement”)) any information, event, matter, action or omission hereafter arising or discovered which (i) if existing or known on the date of this Agreement, would be required to be disclosed pursuant to this Agreement in order to make the Company’s or the Seller’s representations and warranties contained herein true and not misleading, or (ii) causes or constitutes a breach of any such representation or warranty contained in ARTICLE II or ARTICLE III, respectively, or a breach of any covenant hereunder by the Company or the Seller or would constitute a breach of any representation or warranty contained in ARTICLE II or ARTICLE III, respectively, if again made at or subsequent to the time the Disclosure Supplement in question is delivered to the Buyer. No information contained in any Disclosure Supplement shall be deemed to amend and/or supplement the Schedules delivered on the date hereof for any purpose hereunder (including for purposes of determining whether the conditions set forth in Section 6.1 have been satisfied and/or for purposes of Article VII), nor shall the information contained in or the delivery of any Disclosure Supplement affect any of the Buyer’s rights or remedies under ARTICLE VII hereof, which rights and remedies shall be determined on the basis of the Schedules delivered on the date hereof.
     5.7. Tax Matters.
          (a) Consistent Tax Reporting. The Buyer shall file a consolidated federal Income Tax Return that includes the Company for the taxable period of the Company starting with the day next following the Closing Date. Accordingly, the taxable year of the Company will close for federal Income Tax purposes at the end of the day on the Closing Date. No election under Section 338 of the Code (relating to stock purchases treated as asset acquisitions) or under Treasury Regulation Section §1.1502-76(b)(2)(ii) (relating to ratable allocation elections) shall be made. The Company shall not engage in any transactions on the Closing Date outside the ordinary course of business other than the Transactions. The parties agree that any deductions accrued by the Company as of the Closing Date, including with respect to payments to employees of the Company on the Closing Date (including the Sales Bonuses), are properly allocable to the portion of the Closing Date prior to the Closing, and accordingly the “next day rule” of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) is not applicable to such deductions.
          (b) Tax Periods Ending on or Before the Closing Date. The Company shall prepare or cause to be prepared and timely file or cause to be timely filed (after taking into account all appropriate extensions) all Tax Returns of the Company due (after taking into account all appropriate extensions) on or prior to the Closing Date (“Seller Prepared Tax Returns”) and the Seller shall timely pay or cause to be timely paid all Taxes shown as due on such Tax Returns. Buyer shall prepare or cause to be prepared and timely file or cause to be timely filed (after taking into account all appropriate extensions) all Tax Returns of the Company for taxable periods ending on or before the Closing Date (“Pre-Closing Taxable Periods”) that are due after the Closing Date (“Buyer Prepared Tax Returns”). The Buyer shall permit the Seller to review and comment on each Buyer Prepared Tax Return with respect to which the Seller is required to pay a Tax shown as due on such Tax Return or which Tax Return shows a refund that will give rise to a payment to the Seller under Section 5.7(d)(iii) at least 10 days prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by the Seller. The Company shall not amend any Tax Return for any Pre-Closing Tax

Period (other than as a result of claiming a Tax refund pursuant to Section 5.7(d)(iii)) without the written consent of the Seller, which shall not be unreasonably withheld. All Tax Returns to be prepared by or for the Company pursuant to this Section 5.7(b) shall be prepared in a manner consistent with the past procedures, practices, and accounting methods of the Company, except as otherwise required by Legal Requirements. The Seller shall be responsible for all Taxes of the Company for all Pre-Closing Taxable Periods including Taxes resulting from any Contest, and shall pay to (or as directed by) the Company any Taxes of the Company for all Pre-Closing Taxable Periods except to the extent that such Taxes are taken into account in the final determination of Closing Working Capital. If the Seller is obligated to pay any Tax of the Company, the Seller shall pay such Tax as directed no later than five business days prior to the due date for paying such Tax to the applicable Governmental Authority. The Company shall retain McGladrey & Pullen LLP to prepare the IRS Form 1120 for the Company for the year ended on the Closing Date and all state and local income Tax Returns for such period, each and all of which shall be prepared within 180 days following the Closing Date.
          (c) Tax Periods That Include But Do Not End on the Closing Date. The Company shall prepare or cause to be prepared and filed any Tax Returns of the Company for taxable periods that include but do not end on the Closing Date. The Buyer shall permit the Seller to review and comment on each such Tax Return to the extent the Seller is obligated to pay a Tax shown as due on such Tax Return at least 10 days prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by the Seller. The Seller shall be responsible for Taxes that relate to such Taxable periods as determined under this Section 5.7(b) (including Taxes resulting from any Contest) except to the extent such Taxes are taken into account in the final determination of Closing Working Capital. If the Seller is obligated to pay any Tax of the Company, the Seller shall pay such Tax as directed no later than five business days prior to the due date for paying such Tax to the applicable Governmental Authority. For purposes of this Section 5.7(b), in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the pre-Closing period shall (a) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (b) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be allocated on a basis consistent with the allocations made pursuant to the preceding sentence. The Seller shall not be required to pay any Taxes pursuant to this Section 5.7(b) to the extent that such Taxes are taken into account in the final determination of Closing Working Capital.
          (d) Cooperation on Tax Matters.
          (i) The Buyer, the Company and the Seller shall cooperate fully, to the extent reasonably requested by another, in connection with the preparing and filing of Tax Returns pursuant to Sections 5.7(b) and 5.7(b) or otherwise, complying with any information reporting requirements under the Code or other Legal Requirements, and in any audit, litigation, or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such Tax Return preparation or filing, information reporting requirements, audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
          (ii) If requested by the Buyer, the Company and the Seller will cooperate with the Buyer to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed upon the Company (including, but not limited to, with respect to the Transactions).
          (iii) All Tax refunds (other than any refund (A) to the extent attributable to deductions that were taken into account in the final determination of Closing Working Capital to reduce the Tax liability of the Company, or (B) resulting from the carrying back or the other use of any net operating loss, Tax credit, or other Tax attribute for any period beginning after the Closing Date (or portion of any period beginning after the Closing Date) (whether in the form of cash received or a direct credit against Taxes otherwise payable for any Tax period (or portion thereof) beginning after the Closing Date) relating to Taxable periods or any portion thereof ending on or prior to the Closing Date, whether received in cash or applied to a subsequent Taxable period, shall be solely for the benefit of the Seller, and the Buyer shall cause the same to be paid within 10 days of receipt to the Seller (without interest other than interest received from the Governmental Authority), net of any Taxes and any reasonable out-of-pocket expenses that the Buyer, the Company or any of their Affiliates, incur (or will incur) with respect to such Tax refund (and related interest). To the extent a refund that gave rise to a payment hereunder is subsequently disallowed, or otherwise reduced or lost, the Seller shall pay to the Buyer the amount of Taxes that the Buyer, the Company or any of their Affiliates incurs as a result of such disallowance, reduction, or loss (and any related interest or penalties and other Losses). To the extent the Company incurs a net operating loss (or other Tax attribute) for U.S. federal income Tax purposes for the year ended on the Closing Date, the Buyer shall not waive such net operating loss and shall, to the extent allowed by applicable Legal Requirements, carry back such net operating loss and shall timely claim any refunds for Taxes as a result of such carrybacks, including through amending Tax Returns. All refunds claimed by the carry back of net operating losses shall, to the extent permitted by applicable Legal Requirements, be claimed in cash. Nothing in this Section 5.7(d)(iii) shall require a payment with respect to any Tax refund that would also give rise to a payment obligation by the Company to a third party (including a former shareholder) under the 2008 Purchase Agreement.
          (e) Control of Audits. After the Closing Date, the Company shall control the conduct, through counsel of its own choosing, of any audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to the Company (each, a “Contest”); provided, however, that (i) the Seller shall have the right to participate in such Contest at its own expense to the extent it relates to Taxable periods or any portion thereof ending on or prior to the Closing Date and (ii) the Buyer shall not allow the Company to settle, compromise and/or concede any portion of such Contest that could affect the

Tax liability of the Company for any Taxable period or portion thereof ending on or prior to the Closing Date without the written consent of the Seller, which shall not be unreasonably withheld, delayed, or conditioned.
          (f) Certain Taxes. All transfer, documentary, sales, use, real property gains, stamp, registration, and other such Taxes and fees incurred in connection with this Agreement shall be paid by the Buyer when due, and the Company will, at the Buyer’s expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, real property gains, stamp, registration, and other Taxes and fees, and, if required by applicable law, the Buyer and the Seller will join in the execution of any such Tax Returns and other documentation.
          (g) Tax Treatment of Certain Payments. Unless required by a determination of a Governmental Authority that is final, the parties hereto agree, to the maximum extent permitted under applicable Legal Requirements, to file all Tax Returns (and to cause their respective Affiliates to file all Tax Returns) consistently with, and not take any position during the course of any Tax audit or other legal proceedings with respect to Taxes (or allow their respective Affiliates during the course of any audit or other legal proceeding with respect to Taxes) that is inconsistent with this Section 5.7 and the following treatment: (i) that, as provided in Section 7.8 of this Agreement, all indemnification payments under this Agreement constitute adjustments to the purchase price, (ii) that all interest and other earnings on the Escrow Fund are income of the Buyer, and (iii) that all Earnout Payments are treated as purchase price, except to the extent required to be treated as interest under Code section 483 or any other provision of the Code or state, local, or foreign law.
          (h) Termination of Agreements. All Tax sharing, Tax allocation, or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, neither Holdings nor Opco shall not be bound thereby or have any liability thereunder.
          (i) Survival. The obligations of the Seller to pay any Taxes (and related Losses) under this Section 5.7, and the obligation of the Buyer, the Company, or any of their Affiliates to make payments under Section 5.7(d)(iii), shall survive until the Cut-Off Date. Notwithstanding the foregoing, the obligations of the Buyer, the Company, and their Affiliates to make any payments with respect to Income Tax refunds requested by a filing made on or before the Cut-Off Date shall survive until the expiration of the applicable statue of limitation with respect to such refund.
     5.8. Directors’ and Officers’ Indemnification and Insurance.
          (a) From and after the Closing, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (each, a “Proceeding”), in which any Person who is now, or has been at any time prior to the Closing, a director or officer of the Company (the “Indemnified Persons”) is, or is threatened to be, made a party or witness thereto based in whole or in part on the fact that such Indemnified Person is or was a director or officer of the Company, and arising out of or relating to acts or omissions by such Indemnified Person in his capacity as such, which acts or omissions occurred at or prior to the Closing, the Company shall, to the fullest extent permitted by law and the Company Charter Documents, indemnify and hold harmless such Indemnified Person from and against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Person to the fullest extent permitted by law and the Company Charter Documents, provided that the Indemnified Person to whom attorneys’ fees and expenses are advanced or for which fees and expenses of counsel are paid provides an undertaking to repay such advances and payments if it is ultimately determined by a determination of a Governmental Authority that is final that such Indemnified Person is not entitled to indemnification), judgments, fines and amounts paid in settlement incurred in connection with or arising out of such Proceeding.
          (b) An Indemnified Person shall notify the Company of the existence of a Proceeding for which such Indemnified Person is entitled to indemnification hereunder as promptly as reasonably practicable after such Indemnified Person learns of such Proceeding; provided, that the failure to so notify shall not affect the obligations of the Company under this Section 5.8 except to the extent such failure to notify actually prejudices the Company. The Indemnified Person and the Company shall cooperate fully with each other in connection with the defense of any Proceeding. No settlement of a Proceeding may be made by the Company without the Indemnified Person’s consent, except for a settlement which requires no more than a monetary payment for which the Indemnified Person is fully indemnified and which does not require the admission of liability.
          (c) The Seller shall cause the Company to purchase a so-called “tail” for the Company’s existing directors’ and officers’ liability insurance, covering Persons who are currently covered by such insurance on terms no less favorable than those in effect on the date hereof for a period of at least six years after the Closing, with the cost of such policy to be paid by the Buyer; provided, that to the extent the premium payable by the Buyer or the Company in respect of such “tail” policy exceeds $50,000, any such excess shall be reimbursed by the Seller promptly following receipt from the Buyer of such documentation as Seller may reasonable request relating to such excess.
          (d) In the event the Company shall be obligated hereunder to provide indemnification for or make any advances with respect to the fees and expenses of any Proceeding, the Indemnified Person shall have the right to retain one counsel of such Indemnified Person’s own choice to represent such Indemnified Person, which counsel shall be reasonably satisfactory to the Buyer; and such counsel shall, to the extent consistent with its professional responsibilities, reasonably cooperate with the Company and any counsel designated by the Company.
          (e) The provisions of this Section 5.8 are intended to be for the benefit of, and enforceable by, each Indemnified Person and such Indemnified Person’s estate, heirs and representatives, and nothing herein shall affect any indemnification rights that any Indemnified Person or such Indemnified Person’s estate, heirs and representatives may have under the Company Charter Documents, any Legal Requirement, any contract or otherwise.
          (f) The obligations of the Company under this Section 5.8 shall continue in full force and effect for a period commencing as of the Closing and ending as of the later of

(i) the six year anniversary of the Closing and (ii) the date that all applicable statute of limitation periods have expired for any claim or claims for which an Indemnified Person may be entitled to indemnification under this Section 5.8; provided, that all rights to indemnification in respect of any claim for indemnification under this Section 5.8 asserted or made within such period shall continue until the final disposition of such claim.
     5.9. Books and Records. The Company shall deliver to the Buyer all of the minute books, stock ledgers and similar corporate records and corporate seals (if any) of the Company at or promptly following the Closing. Until the five year anniversary of the Closing, the Seller and its accountants, lawyers and representatives shall be entitled, upon reasonable notice and during normal business hours, to have access to and to make copies of the books and records and other information of the Company for any purpose relating to the Seller’s ownership of the Company prior to the Closing, including the preparation of Tax Returns. In the event of any litigation or threatened litigation between the parties relating to this Agreement or the Transactions, the covenants contained in this Section 5.9 shall not be considered a waiver by any party of any right to assert the attorney-client privilege or any similar privilege.
     5.10. Employee Matters. From and after the Closing, the Buyer hereby agrees to indemnify, defend and hold the Seller Indemnified Parties harmless from and against all Losses that any of them may suffer by reason of or in connection with any Proceeding brought against any of them under the WARN Act, or any similar Legal Requirement, which relate to actions taken by the Buyer at, or at any time after, the Closing (including any discharge or constructive discharge of any the employees of the Company with regard to any site of employment or one or more facilities or operating units within any site of employment of the Company).
     5.11. Termination of Certain Agreements. At or prior to the Closing, the Company and the Seller shall take such action as may be necessary to cause the agreements described in Schedule 5.11(a) to be terminated and for the parties thereto to release and waive any and all claims that any of them may have under such agreements.
     5.12. Financial Information. Within 21 days following the end of each calendar month beginning with the calendar month of August 2010 until the Closing Date, the Company shall deliver to the Buyer a true and correct copy of the unaudited balance sheet and statements of income and cash flows of the Company as of and for the calendar month then ended prepared in accordance with GAAP, consistently applied (provided that such financial statements may omit footnotes and shall be subject to normal year-end adjustments). In addition, the Company shall deliver to the Buyer, at the same time it makes such information available to the Seller’s principal owner, such daily, weekly or other periodic “dashboard” reports, including periodic reporting as to sales and case volumes, as are susceptible of preparation and dissemination by the Company without undue effort or expense (it being understood and agreed by the Buyer that neither the Company nor the Seller makes any representation or warranty with respect to any such information or reports as may be delivered to the Buyer pursuant to this sentence).
     5.13. Section 280G Vote. Prior to the Closing Date, the Company shall obtain from each “disqualified individual” (as defined in Code Section 280G(c)) a waiver of all payments or other benefits that were disclosed on Schedule 2.18 or that the Company is obligated to pay or provide that would not be deductible under Code Section 280G or would be subject to an excise

Tax under Code Section 4999, such that after giving effect to all waivers, the Company has not made or provided, and is not required to make or provide, any payments or benefits that would not be deductible under Code Section 280G or would be subject to an excise Tax under Code section 4999 (the payments and benefits waived shall be collectively referred to as the “Section 280G Waived Payments”). Prior to the Closing Date, and after receiving all waivers provided for in the prior sentence, the Company shall submit, accompanied by adequate disclosure, for shareholder approval all Section 280G Waived Payments, and all other payments and benefits which absent shareholder approval could be deemed “parachute payments” under Code Section 280G(b), in a manner such that if more than 75% of the Company voting shareholders approve the payments such approval shall satisfy the requirements of Code Section 280G(b)(5)(D) (and Treasury Regulations promulgated thereunder) and all payments or other benefits provided by the Company to any “disqualified individual” will not be nondeductible under Code Section 280G or subject to an excise Tax under Code section 4999. All costs and expenses of obtaining the waivers and soliciting the vote under this Section 5.13 shall be treated as Seller’s Expenses and shall be paid by the Sellers.
ARTICLE VI
CONDITIONS TO CLOSING
     6.1. Conditions Precedent to the Buyer’s Obligations. The obligation of the Buyer to consummate the Transactions is expressly subject to the fulfillment or express written waiver of the following conditions on or prior to the Closing Date:
          (a) Representations and Warranties True. The representations and warranties of the Seller and the Company contained in ARTICLE II shall be true and correct at Closing as though made on and as of such time, except: (i) representations and warranties that are made as of another date, which shall be so true and correct as of such date, (ii) for changes resulting from any acts or omissions expressly required by this Agreement or consented to in writing by the Buyer, and (iii) where the failure of such representations and warranties to be true and correct (whether as of the Closing or such earlier date), individually or together, has not had or would not have a Company Material Adverse Effect; provided, that the foregoing Company Material Adverse Effect qualification shall be applicable solely for purposes of determining the Buyer’s obligation to close the Transactions and not for any other purpose, including modifying or limiting the Buyer’s rights to indemnification pursuant to ARTICLE VII; provided further, that the representations and warranties of the Seller and the Company set forth in Section 2.7 shall be true and correct in all respects without regard to the foregoing Company Material Adverse Effect qualification.
          (b) Representations and Warranties True. The representations and warranties of the Seller contained in ARTICLE III shall be true and correct in all material respects at Closing as though made on and as of such time, except: (i) representations and warranties that are made as of another date, which shall be so true and correct as of such date, and (ii) for changes resulting from any acts or omissions expressly required by this Agreement or consented to in writing by the Buyer; provided, that the representations and warranties of the Seller set forth in Section 3.1 shall be true and correct in all respects.

          (c) Covenants Performed. The Company and the Seller shall have performed in all material respects, on or before the Closing Date, all their respective obligations, covenants or agreements contained in this Agreement which by the terms hereof are required to be performed by them before the Closing Date.
          (d) Compliance Certificates. The Buyer shall have received a certificate signed by an officer of the Company certifying as to the matters set forth in Sections 6.1(a) and (c) above and a certificate signed by an officer of the Seller certifying as to the matters set forth in Sections 6.1(a), (b) and (c) above.
          (e) Good Standing. The Company shall have delivered, or caused to be delivered, to Buyer certificates of good standing as of a recent date with respect to the Company issued by the appropriate Governmental Authority in each state where the Company is organized and for each state in which the Company is qualified to do business as a foreign corporation.
          (f) Officer’s Certificate. The Company shall have delivered to the Buyer a certificate of an executive officer of the Company certifying to true and correct copies of the organizational documents of the Company and certifying to a true and correct copy of the resolutions of the Company approving the Transactions and that such resolutions are in full force and effect.
          (g) FIRPTA Certificate. The Buyer shall have received a certificate satisfying the requirements of Treas. Reg. §§ 1.897-2(h) and 1.1445-2(c)(3) in a form reasonably acceptable to the Buyer and executed by the Seller, and an IRS Form W-9 executed by the Seller.
          (h) Required Consents. All of the Consents listed on Schedule 2.5 and marked with an asterisk shall have been obtained.
          (i) Terminations. The Company shall have delivered evidence of termination of each agreement set forth on Schedule 5.11.
          (j) Board Resignations. The Company shall have delivered resignations of each member of the board of directors of the Company.
          (k) No Injunctions. No judicial, administrative or arbitral actions, suits, proceedings (public or private) or claims or proceedings by or before a Governmental Authority shall have been instituted or threatened or claim or demand made against the Company or Seller seeking to restrain or prohibit the consummation of the Transactions, and there shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order, judgment, decree, ruling, writ, assessment or arbitration award issued by any Government Authority preventing the consummation of the Transactions. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Authority that prohibits consummation of the Transactions.
          (l) Pre-Closing Deliverables. The Company shall have made the deliveries contemplated by Section 1.3(b).

          (m) Stock Certificates. The Seller shall have delivered to Buyer certificates representing all of the Purchased Securities, together with stock powers executed by the Seller in blank.
          (n) Escrow and Earnout Agreements. The Seller and the Escrow Agent shall have entered into the Escrow Agreement, and the Seller and the Company shall have entered into the Earnout Agreement.
          (o) Governmental Approvals/HSR Act. All authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority necessary for the consummation of the Transactions shall have been obtained, occurred or been filed including, those arising under HSR Act and the applicable waiting period under the HSR Act shall have expired or terminated.
     6.2. Conditions Precedent to the Company’s and Seller’s Obligations. The obligation of the Company and the Seller to consummate the Transactions is expressly subject to the fulfillment or express written waiver of the following conditions on or prior to the Closing Date:
          (a) Representations and Warranties True. Each of the representations and warranties of the Buyer contained in ARTICLE IV shall be true and correct in all material respects at Closing as though made on and as of such time.
          (b) Obligations Performed. The Buyer shall have performed in all material respects, on or before the Closing Date, all obligations contained in this Agreement which by the terms hereof are required to be performed by the Buyer on or before the Closing Date.
          (c) Compliance Certificate. The Company and the Seller shall have received a certificate signed by an authorized officer of the Buyer certifying as to the matters set forth in Sections 6.2(a) and (b).
          (d) No Injunctions. No judicial, administrative or arbitral actions, suits, proceedings (public or private) or claims or proceedings by or before a Governmental Authority shall have been instituted or threatened or claim or demand made against the Buyer seeking to restrain or prohibit the consummation of the Transactions, and there shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order, judgment, decree, ruling, writ, assessment or arbitration award issued by any Government Authority preventing the consummation of the Transactions. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity that prohibits consummation of the Transactions.
          (e) Closing Payments. The Buyer shall have made the payments contemplated by Section 1.4.
          (f) Escrow and Earnout Agreements. The Buyer and the Escrow Agent shall have entered into the Escrow Agreement, and the Buyer shall have entered into the Earnout Agreement.
          (g) Governmental Approvals/HSR Act. All authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by,

any Governmental Authority necessary for the consummation of the Transactions shall have been obtained, occurred or been filed including, those arising under HSR Act and the applicable waiting period under the HSR Act shall have expired or terminated.
ARTICLE VII
SURVIVAL; INDEMNIFICATION
     7.1. Survival. The representations and warranties contained in this Agreement and in the certificates delivered at the Closing pursuant to Sections 6.1(d) and 6.2(c) shall survive the Closing (regardless of any investigation made by any party or on its behalf, the knowledge of any such party’s officers, directors, managers, shareholders, members, partners, employees, agents, attorneys and their representatives, or the acceptance of any certificate) until the fifteen (15) month anniversary of the Closing Date (the “Cut-Off Date”). No claim for breach of any representation, warranty, pre-Closing covenant or pre-Closing agreement may be brought after the Cut-Off Date, except for any claim (a) of which the Seller has been notified in writing with reasonable specificity by the Buyer prior to the Cut-Off Date or (b) of which the Buyer has been notified in writing with reasonable specificity by the Seller prior to the Cut-Off Date. The post-Closing covenants and agreements contained in this Agreement shall survive in accordance with their respective terms.
     7.2. Indemnification of the Buyer. Subject to the other terms of this ARTICLE VII, from and after the Closing, the Seller shall indemnify and hold the Buyer and its Affiliates (including the Company following the Closing) and their respective officers, directors, managers, shareholders, members, partners, employees, agents, attorneys and their representatives (the “Buyer Indemnified Parties”) harmless from all Losses incurred by them that arise or result from: (a) any breach of any of the representations or warranties of the Seller and the Company contained in ARTICLE II or the certificates delivered at the Closing by the Seller and the Company pursuant to Section 6.1(d), (b) any breach of the representations and warranties of the Seller contained in ARTICLE III or the certificate delivered at the Closing by the Seller pursuant to Section 6.1(d), (c) the failure of the Seller to perform any of its covenants or agreements contained herein, or (d) the failure of the Company to perform any of its covenants or agreements contained herein that are required to be performed prior to the Closing. The Buyer’s right to make claims under this Section, however, shall be subject to the following limitations and conditions:
     (i) The Seller shall not have any liability pursuant to Section 7.2(a) or Section 7.2(b) unless, and only to the extent that, the cumulative amount of Losses incurred by the Buyer Indemnified Parties exceeds $1,800,000, and then only to the extent of such excess; provided, that this Section 7.2(i) shall not apply to a breach of any representation or warranty contained in Section 2.1 (‘Organization, Power and Standing’), Section 2.2 (‘Subsidiaries’), Section 2.3 (‘Foreign Qualifications’), Section 2.4 (‘Due Authorization’), Section 2.6 (‘Validity and Enforceability’), Section 2.7 (‘Capitalization’), Section 2.18 (‘Taxes’), Section 2.24 (‘Affiliate Transactions’), Section 2.25 (‘Brokers’), Section 3.1 (‘Title’), Section 3.2 (‘Authority’), Section 3.4 (‘Enforceability’) or Section 3.5 (‘Taxes’) and Losses associated with the breach of any such representation or warranty shall not be included in the determination of whether the $1,800,000 threshold has been exceeded.

     (ii) The Escrow Fund shall be the sole and exclusive source of payment for any and all claims for indemnification under this Section 7.2 and, accordingly, the aggregate liability of the Seller to the Buyer Indemnified Parties for Losses under this Section 7.2 shall not exceed, in the aggregate, the amount at any time remaining in the Escrow Fund.
     (iii) None of the Buyer, the Company or the Seller may assign their rights in the Escrow Fund or any interest therein without the prior written consent of the Buyer, the Company and the Seller.
     (iv) No claim shall be made with respect to Losses that have been reflected as a deduction in determining the Cash Purchase Price pursuant to Section 1.5 (for the avoidance of doubt, the parties agree that no adjustment to the Cash Purchase Price pursuant to Section 1.5 shall be considered a breach of any representation, warranty or other provision of this Agreement or any document delivered pursuant to this Agreement, and no claim shall be made in respect thereof).
     (v) For purposes of calculating Losses (but not for purposes of determining whether any particular representation, warranty, covenant or agreement has been breached), any materiality or Company Material Adverse Effect qualifications in the representations, warranties, covenants and agreements shall be ignored.
     7.3. Indemnification of the Seller. Subject to the other terms of this ARTICLE VII, from and after the Closing, the Buyer shall indemnify and hold the Seller and its Affiliates and their respective officers, directors, managers, shareholders, members, partners, employees, agents, attorneys and their representatives (collectively, the “Seller Indemnified Parties” and, together with the Buyer Indemnified Parties, the “Indemnified Parties”) harmless from all Losses incurred by them which arise or result from (a) any breach of any of the representations or warranties of Buyer contained in this Agreement or in the certificate delivered at the Closing by the Buyer pursuant to Section 6.2(c), (b) the failure of the Buyer to perform any of its covenants or agreements set forth herein, or (c) the failure of the Company to perform any covenant or agreement set forth herein which by its terms is to be performed after the Closing. The Seller’s right to make claims under this Section, however, shall be subject to the following limitations and conditions:
     (i) The Buyer shall not have any liability pursuant to Section 7.3(a) unless, and only to the extent that, the cumulative amount of Losses incurred by the Seller Indemnified Parties exceeds $1,800,000, and then only to the extent of such excess.
     (ii) Except for (A) its obligation to pay the Cash Purchase Price, (B) its obligation to make the Earnout Payment, if any, and (C) its and the Company’s other obligations in respect of covenants and agreements to be performed after the Closing, the Buyer’s aggregate liability pursuant to Section 7.3 shall be limited in the aggregate to $12,000,000.
     7.4. Procedure for Indemnification.
          (a) Any party hereto entitled to make a claim for indemnification hereunder shall promptly notify the indemnifying party of the claim in writing upon learning of such claim or the facts constituting such claim, describing the claim in reasonable detail, the amount thereof (if known), and the basis therefor. The indemnifying party will be relieved of its indemnification obligations hereunder if and only to the extent that it is materially prejudiced by the indemnified party’s failure to give such prompt notice. The party from whom indemnification is sought shall respond in writing to each such claim within 30 days of receipt of such notice (the “Response Period”). No action shall be taken pursuant to the provisions of this Agreement or otherwise by the party seeking indemnification (unless reasonably necessary to protect the rights of the party seeking indemnification) until the expiration of the 30-day response period. Unless the indemnifying party gives the Indemnified Party written notice that it agrees to take responsibility for such a claim within the Response Period, then such claim shall be deemed to be contested, and such contested claim shall be resolved by either (i) a written settlement agreement executed by the Buyer and the Seller (a copy of which shall be furnished to the Escrow Agent) or (ii) in the absence of such a written settlement agreement within 60 days following the end of the Response Period by binding litigation between the Buyer and the Seller in accordance with the terms of this Agreement.
          (b) If a claim for indemnification hereunder is based on a claim by a third party, the indemnifying party shall have the right, upon written notice to the Indemnified Party (a “Defense Notice”) within the Response Period, to assume the entire control of the defense thereof including, at its own expense, employment of counsel reasonably satisfactory to the Indemnified Party; provided, that the Indemnified Party may participate in any Proceeding with counsel of its choice at its expense. In such event, the indemnifying party shall have the right to settle or resolve any such claim by a third party; provided, that any such settlement or resolution contemplated by the Seller (as the indemnifying party) shall not be concluded without the prior written approval of the Buyer, which approval shall not be unreasonably withheld, delayed or conditioned; and, provided further, that any such settlement or resolution contemplated by the Buyer, as the indemnifying party, shall not be concluded without the prior written approval of the Seller, which approval shall not be unreasonably withheld, delayed or conditioned.
          (c) If the indemnifying party shall fail to give a Defense Notice, it shall be deemed to have elected not to conduct the defense of the subject third party claim, and in such event the Indemnified Party shall have the right to conduct such defense in good faith. If the Indemnified Party defends the subject third party claim, the indemnifying party shall reimburse the Indemnified Party for the fees and expenses incurred in defending such third party claims upon submission of periodic bills. If the indemnifying party elects to conduct the defense of the subject third party claim, the Indemnified Party may participate, at his or its own expense, in the defense of such third party claim; provided, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if a conflict or potential conflict exists between the Indemnified Party and the indemnifying party that would make such separate representation necessary; and provided, further, that the indemnifying party shall not be required to pay for more than one counsel for all Indemnified Parties in connection with any third party claim.
          (d) The party claiming indemnification shall cooperate fully with the indemnifying party and make available to the indemnifying party all reasonably requested information under its control, all at the expense of the indemnifying party. Without limiting the generality of the foregoing, Buyer will, and as reasonably requested by the Seller will cause employees of the Company to, cooperate fully with the Seller in connection with any matter for which the Seller is the indemnifying party, all at the expense of the indemnifying party.

     7.5. Determination of Losses.
          (a) As used herein, “Losses” means all claims, damages, penalties, fines, Taxes, obligations, losses, judgments, expenses, costs, liabilities and fees, including court costs and reasonable attorneys’ and accountants’ fees and expenses, but excluding punitive damages (other than punitive damages owed to third parties). In determining the amount of any Losses for which an Indemnified Party is entitled to assert a claim for indemnification hereunder, the amount of any such Losses shall be determined after deducting therefrom the amount of any insurance proceeds (after giving effect to any applicable deductible or retention) and other third party recoveries (other than Tax benefits covered in Section 7.5(b)) actually received (which amount shall be net of the expenses of the recovery thereof) by the Indemnified Party (or, in the case of a Buyer Indemnified Party, the Company) in respect of such Losses (which proceeds and recoveries the Indemnified Party agrees to use commercially reasonable efforts to obtain). If an indemnification payment is received by an Indemnified Party, and the Indemnified Party (or, in the case of a Buyer Indemnified Party, the Company) later receives insurance proceeds or other third party recoveries (other than Tax benefits covered in Section 7.5(b)) in respect of the related Losses, the Indemnified Party shall promptly pay to the indemnifying party a sum equal to the lesser of (a) the actual amount of such insurance proceeds and other third party recoveries or (b) the actual amount of the indemnification payment previously paid with respect to such Losses.
          (b) In determining the amount of any Losses for which an Indemnified Party is entitled to assert a claim for indemnification hereunder, the amount of any such Losses shall be determined after deducting therefrom the amount of any Tax benefit that the Indemnified Party or any of its Affiliates actually realizes as a result of the event giving rise to indemnification. If indemnification payments shall have been received prior to the realization of such Tax benefit, the Indemnified Party shall remit to the indemnifying party, within 30 days of the filing of the Tax Return on which such Tax benefit is actually realized (or, if the Tax benefit is in the form of a refund or reduction in Tax, within 10 days of receiving the refund from the Governmental Authority or such reduction), the amount of such Tax benefit. For purposes of this Section 7.5(b), a Tax benefit shall equal the actual reduction in Income Taxes payable by the Indemnified Party and its Affiliates on their Tax Returns for the Tax year of and the Tax year following the event giving rise to indemnification and shall be computed by comparing the Income Taxes the Indemnified Party and its Affiliates paid for such Tax years with the amount of Income Taxes the Indemnified Party and its Affiliates would have paid for the same if the event giving rise to indemnification had not occurred and the indemnification payments were not made.
     7.6. Subrogation. If (a) the Buyer receives an indemnification payment hereunder, and (b) the Buyer and/or the Company has a claim against a third party (including any insurer) in respect of the related Losses, the Seller shall be subrogated to the rights and claims of the Buyer and/or the Company, as the case may be, against such third party. The Seller shall not, however, have the right to collect aggregate payments from such third party or third parties in excess of the actual amount of the indemnification payment previously paid with respect to such Losses. The Buyer and the Company will execute and deliver to the Seller such documents and take such other actions as may reasonably be requested by the Seller in order to give effect to this Section.
     7.7. Remedies Exclusive. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. The remedies provided in this ARTICLE VII and under Section 9.5 shall be the sole and exclusive remedies of the Buyer Indemnified Parties and Seller Indemnified Parties and their successors and permitted assigns after the Closing with respect to this Agreement and the Transactions, including any breach or non-performance of any representation, warranty, covenant or agreement contained herein. No Buyer Indemnified Party or Seller Indemnified Party shall bring any claim with respect to this Agreement or the Transactions, whether in contract, tort or otherwise, other than (a) a claim of fraud, (b) an indemnification claim made by Buyer on behalf of the Buyer Indemnified Parties in accordance with Section 7.2, (c) an indemnification claim made by the Seller on behalf of the Seller Indemnified Parties in accordance with Section 7.3, or (d) a claim in accordance with Section 9.5. In addition, the Buyer hereby waives the equitable remedy of rescission. The provisions of this ARTICLE VII constitute an integral part of the consideration given to the Seller pursuant to this Agreement and were specifically bargained for and reflected in the total amount of the Consideration payable to the Seller in connection with the Transaction.
     7.8. Tax Treatment of Indemnity Payments. To the maximum extent permitted by law, it is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the purchase price for all purposes, and the parties agree to file their Tax Returns accordingly. Consistent with the foregoing, the parties agree that no indemnification to be provided or payments to be made under this Article VII shall be calculated or determined on an after-Tax basis.
ARTICLE VIII
TERMINATION
     8.1. Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Closing:
          (a) by mutual written consent of the Seller and the Buyer;
          (b) by the Buyer, if (i) any of the representations and warranties of the Seller and the Company set forth in this Agreement shall not be true and correct to the extent set forth in Section 6.1(a), or the Company shall have breached or failed to perform any of its obligations, covenants or agreements under this Agreement to the extent set forth in Section 6.1(c), or any of the representations and warranties of the Seller set forth in this Agreement shall not be true and correct to the extent set forth in Section 6.1(b), or the Seller shall have breached or failed to perform any of its obligations, covenants or agreements under this Agreement to the extent set forth in Section 6.1(c), and (ii) such breach, failure or misrepresentation is not cured within 30 days after the Buyer gives the Company and the Seller written notice identifying in reasonably detail such breach, failure or misrepresentation;
          (c) by the Seller, if (i) any of the representations and warranties of the Buyer set forth in this Agreement shall not be true and correct to the extent set forth in Section 6.2(a), or if the Buyer shall have breached or failed to perform any of its obligations, covenants or agreements under this Agreement to the extent set forth in Section 6.2(b), and (ii) such breach, failure or misrepresentation is not cured within 30 days after the Seller gives the Buyer written notice identifying in reasonable detail such breach, failure or misrepresentation;

          (d) by either the Seller or the Buyer, if any court or Governmental Authority has issued a final and non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions; or
          (e) by either the Seller or the Buyer, if the Closing has not occurred by October 31, 2010 or such other date, if any, as the Company and the Buyer may agree in writing; provided that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party whose willful and knowing failure to fulfill any obligation under this Agreement has contributed to the failure of the Transactions to occur on or before such date.
     8.2. Effect of Termination.
          (a) If this Agreement is terminated as provided above, the parties shall have no further obligations hereunder (including for costs and expenses incurred by other parties in connection with this Agreement and the Transactions), except as provided below and except that each party shall be liable for its willful and knowing breach of this Agreement and the other parties hereto shall be entitled to all rights and remedies provided by law in respect of such breach.
          (b) The obligations of the Buyer and its Affiliates and representatives under Section 5.1(b) shall survive any termination of this Agreement.
ARTICLE IX
MISCELLANEOUS
     9.1. Notices. Any notices, demands and communications to a party hereunder shall be in writing and shall be deemed to have been duly given and received (a) if delivered personally, as of the date received, (b) if delivered by certified mail, return receipt requested, three business days after being mailed, (c) if delivered by a nationally recognized overnight delivery service, two business days after being entrusted to such delivery service, or (d) if sent via facsimile, electronic mail or similar electronic transmission, as of the date received, to such party at its address set forth below (or such other address as it may from time to time designate in writing to the other parties hereto):
(i)	If to the Seller or, prior to the Closing, the Company to:

STSF Holdings LLC
c/o Windjammer Capital Investors
890 Winter Street, Suite 130
Waltham, MA 02451
Attn: Gregory J. Bondick and John Donahue
Fax: (781) 530-9200
Email: gbondick@windjammercapital.com and
jdonahue@windjammercapital.com

with copies (which shall not constitute notice) to:

Windjammer Senior Equity Fund III, L.P. c/o Windjammer Capital Investors, LLC

610 Newport Center Drive, Suite 1100 Newport Beach, California 92660 Attn: Jeffrey J. Dunnigan Fax: (949) 720-4222 Email: jeff@windjammercapital.com
and

Choate, Hall & Stewart LLP Two International Place Boston, MA 02110 Attn: Stephen M. L. Cohenand Christian A. Atwood Fax: (617) 248-4000 Email: scohen@choate.com and catwood@choate.com

(ii)	If to the Buyer or, after the Closing, the Company, to:

TreeHouse Foods, Inc.
Two Westbrook Corporate Center, Suite 1070
Westchester, IL 60154
Attn: Thomas E. O’Neill, Senior Vice President,
          General Counsel and Chief Administrative Officer
Fax: (708) 409-1062
Email: thomas_oneill@treehousefoods.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP 35 West Wacker Drive Chicago, IL 60601 Attn: Bruce A. Toth and Matthew F. Bergmann Fax: (312) 558-5700 Email: btoth@winston.com and mbergmann@winston.com
     9.2. No Waiver. No failure of any party to exercise and no delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.
     9.3. Amendments and Waivers. The provisions of this Agreement may be modified, amended or waived at any time only by a writing signed by the Buyer and the Seller, and any such modification, amendment or waiver shall be binding on each of the parties hereto, including the Company.
     9.4. Choice of Law; Forum; WAIVER OF JURY TRIAL. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement

(including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles. Any proceeding arising out of or relating to this Agreement shall be brought in the courts located in the State of Delaware. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement between the parties to waive any objections to jurisdiction, to venue or to convenience of forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
     9.5. Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, the Seller and the Buyer shall be entitled to specific performance of the agreements and obligations of the parties hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.
     9.6. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior written consent of the Buyer, the Company and the Seller and any attempted assignment without such consent shall be void, except that the Buyer may assign its rights (a) to one or more wholly owned subsidiaries of the Buyer (including any subsidiaries which may be organized subsequent to the date hereof), (b) in connection with a sale of capital stock, a sale of assets, a merger or another disposition involving the Buyer or the Company or (c) to any lender providing financing to the Buyer or any of its Affiliates, for collateral security purposes, and any such lender may exercise all of the rights and remedies of the Buyer hereunder; provided, that no such assignment shall relieve the Buyer of any of its obligations under this Agreement.
     9.7. Integration; Schedules.
          (a) This Agreement, together with the Exhibits and Schedules attached hereto, embodies the entire agreement and understanding among the parties with respect to the Transactions and supersedes all prior discussions, understandings and agreements concerning the matters covered hereby, except as set forth in Section 5.1(b). The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the sale of the Purchased Securities exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.
          (b) Information set forth on any Schedule hereto shall be deemed to qualify each Section of this Agreement to which such information is applicable (regardless of whether or not such Section is qualified by reference to a Schedule), so long as application to such Section is reasonably discernible from the reading of such disclosure. No information set forth on any Schedule hereto shall be deemed to broaden in any way the scope of the Company’s representations and warranties. The inclusion of an item on any Schedule hereto is not evidence of the materiality of such item for purposes of this Agreement or otherwise, or that such item is a disclosure required under the Agreement. No disclosure in any Schedule hereto relating to any possible breach or violation of any agreement, Authorization or Legal Requirement shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or shall constitute an admission of liability to any third party.
     9.8. Counterparts. This Agreement may be executed in two or more counterparts, and with counterpart signature pages, each of which shall be an original, but all of which together shall constitute one and the same Agreement, binding on all of the parties hereto notwithstanding that all such parties have not signed the same counterpart. Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.
     9.9. Expenses. All legal and other costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses, except as otherwise expressly provided herein. Notwithstanding the foregoing, in any Proceeding instituted by a party hereto arising in whole or in part under, related to, based on, or in connection with, this Agreement or the subject matter hereof, the prevailing party shall be entitled to receive from the losing party reasonable attorneys’ fees, costs and expenses incurred in connection therewith, including any appeals therefrom.
     9.10. No Third Party Beneficiaries. The Indemnified Persons referenced in Section 5.8 of this Agreement are intended third party beneficiaries of the covenants, agreements, representations and warranties in such Section. The Buyer Indemnified Parties referenced in Section 7.2 of this Agreement and the Seller Indemnified Parties referenced in Section 7.3 of this Agreement are intended third party beneficiaries of the covenants, agreements, representations and warranties in Sections 7.2 and 7.3, respectively. Except as otherwise expressly set forth in this Agreement, nothing in this Agreement will be construed as giving any third party any right, remedy or claim under or in respect of this Agreement or any provision hereof.
     9.11. Publicity. No party shall issue a press release or make any other public announcement concerning the Transactions without the prior written consent of the Company, the Seller and the Buyer, except to the extent required by Legal Requirement, in which case the other parties hereto shall have the opportunity to review and comment prior to disclosure.
     9.12. Construction of Agreement.
          (a) Severability. If any provision of this Agreement is unenforceable or illegal, such provision shall be enforced to the fullest extent permitted by law and the remainder of the Agreement shall remain in full force and effect.

          (b) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or documents contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other agreements or documents contemplated herein.
          (c) Headings. The headings of Articles and Sections herein are inserted for convenience of reference only and shall be ignored in the construction or interpretation hereof.
          (d) Currency. Unless otherwise specified herein, any references to “dollars”, “$” or other dollar amounts in this Agreement shall mean the lawful currency of United States.
          (e) Business Days. Any reference to a “business day” shall mean any day except Saturday, Sunday, any statutory holiday in the State of Delaware or any other day on which the principal chartered banks in the State of Delaware are closed for business.
          (f) Calculation of Days. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is a non-business day, the period in question shall end on the next business day.
          (g) Pronouns. All words and personal pronouns shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and pronoun.
          (h) Legal Requirements and Documents. Unless otherwise specified, (i) any references herein to any Legal Requirement shall be construed as a reference thereto as in effect from time to time, and (ii) any reference to this Agreement or any other document is a reference to this Agreement or such other document as amended, restated and supplemented from time to time and includes all schedules and exhibits thereto.
          (i) References to this Agreement. The words “hereof,” “herein,” “hereto”, “hereunder”, “hereby” and other similar expressions refer to this Agreement as a whole and not to any particular section or portion of it.
          (j) Including. Where the word “including” or the word “includes” is used in this Agreement, it means “including (or includes) without limitation”.
     9.13. Waiver of Conflicts. The Buyer (on behalf of itself and its Affiliates) hereby irrevocably acknowledges and agrees that: (a) the Seller shall have the right to retain the Designated Firms to represent its interests in any dispute arising under or in connection with this Agreement, any agreement entered into pursuant to this Agreement, or the Transactions (a “Dispute”); (b) the Buyer (on behalf of itself and its Affiliates) irrevocably waives, consents to and covenants not to assert any objection, based on conflict of interest or otherwise, to any representation of the Seller by the Designated Firms in any Dispute; (c) all communications between the Seller, the Company, or any of their respective Affiliates, directors, officers, employees, agents or representatives, on the one hand, and the Designated Firms, on the other hand, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement or otherwise relating to any potential sale of the Company (the “Protected Seller Communications”), shall be deemed to be privileged and confidential communications; and (d) all rights to such Protected Seller Communications, and the control of the confidentiality and privilege applicable thereto, shall be retained by the Seller. As used herein, “Designated Firms” means Choate, Hall & Stewart LLP, Fredrikson & Byron, P.A. and Kelley Drye & Warren LLP.
     9.14. Index of Defined Terms. The following terms, as used in this Agreement, have the meanings given to them in the section or place indicated below:

Section or Place
Term:	Where Defined:

2008 Purchase Agreement	Section 2.8(c)
Affiliate	Section 1.3(a)
Agreement	Preamble
Applicable Food Laws	Section 2.16
Audited Financial Statements	Section 2.8(a)
Authorizations	Section 2.17
Base Cash Purchase Price	Section 1.3(a)
Benefit Plans	Section 2.21(a)
Buyer	Preamble
Buyer Indemnified Parties	Section 7.2
Buyer Prepared Tax Returns	Section 5.7(b)
Cash Purchase Price	Section 1.3(a)
Cash Purchase Price Certificate	Section 1.5(a)
Closing	Section 1.2
Closing Cash	Section 1.3(a)
Closing Date	Section 1.2
Closing Indebtedness	Section 1.3(a)
Closing Working Capital	Schedule 1.3
Closing Working Capital Lower Target	Section 1.3(a)
Closing Working Capital Upper Target	Section 1.3(a)
Code	Section 1.7
Company	Preamble
Company Charter Documents	Section 2.1
Company Intellectual Property	Section 2.13(a)
Company Material Adverse Effect	Section 1.3(a)
Confidentiality Agreement	Section 5.1(b)
Consent	Section 1.3(a)
Consideration	Section 1.3(a)
Contest	Section 5.7(e)
Cut-Off Date	Section 7.1
Defense Notice	Section 7.4(b)

Section or Place
Term:	Where Defined:

Designated Firms	Section 9.13
Dispute	Section 9.13
Disputed Items	Section 1.5(b)
Disputed Items Notice	Section 1.5(b)
Earnout Agreement	Section 1.3(a)
Earnout Payment	Section 1.6
Environment	Section 2.22
Environmental Claim	Section 2.22
Environmental Laws	Section 2.22
Environmental Permits	Section 2.22
ERISA	Section 2.21(a)
Escrow Agent	Section 1.3(a)
Escrow Agreement	Section 1.3(a)
Escrow Fund	Section 1.3(a)
Estimated Cash Purchase Price	Section 1.3(a)
Estimated Cash Purchase Price Certificate	Section 1.3(b)
Financial Statements	Section 2.8(a)
GAAP	Section 1.3(a)
Governmental Authority	Section 1.3(a)
Hazardous Substances	Section 2.22
Holdings	Preamble
HSR Act	Section 5.4(c)
Income Tax(es)	Section 2.18(q)
Indemnification Parties	Section 7.3
Indemnified Persons	Section 5.8(a)
Independent Accounting Firm	Section 1.5(c)
Intellectual Property	Section 2.13(a)
Interim Financial Statements	Section 2.8(a)
IP Licenses	Section 2.13(c)
Knowledge	Section 1.3(a)
Leases	Section 2.11(b)
Leased Real Property	Section 2.11(b)
Legal Requirement(s)	Section 2.16
Lien	Section 1.3(a)
Losses	Section 7.5(a)
Material Contracts	Section 2.10
Opco	Preamble
Owned Real Property	Section 2.11(a)
Permitted Liens	Section 2.12
Person	Section 1.3(a)
Personal Information	Section 5.1(a)
Pre-Closing Taxable Periods	Section 5.7(b)
Proceeding	Section 5.8(a)
Protected Seller Communications	Section 9.13

Section or Place
Term:	Where Defined:

Purchased Securities	Section 1.1
Real Property	Section 2.11(b)
Reference Date	Section 2.13(e)
Release	Section 2.22
Response Period	Section 7.4(a)
Sale Bonuses	Section 1.3(a)
Section 1.5 Notice	Section 1.5(f)
Section 280G Waived Payments	Section 5.13
Seller	Preamble
Seller Indemnified Parties	Section 7.3
Seller Prepared Tax Returns	Section 5.7(b)
Seller’s Expenses	Section 1.3(a)
Survey	Section 5.4(b)(iii)
Tax(es)	Section 2.18(q)
Tax Returns	Section 2.18(q)
Technology	Section 2.13(a)
Title Company	Section 5.4(a)(ii)
Transactions	Section 1.1
[ The remainder of this page is intentionally left blank. ]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

BUYER: TREEHOUSE FOODS, INC.
By:	/s/ Dennis F. Riordan
	Name:	Dennis F. Riordan
	Title:	Senior Vice President and Chief Financial Officer

COMPANY: STSF HOLDINGS, INC.
By:	/s/ Gregory J. Bondick
	Name:	Gregory J. Bondick
	Title:	President

S.T. SPECIALTY FOODS, INC.
By:	/s/ Dale Schulz
	Name:	Dale Schulz
	Title:	President and CEO

SELLER: STSF HOLDINGS LLC
By:	/s/ Gregory J. Bondick
	Name:	Gregory J. Bondick
	Title:	Manager

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]